UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File No. 001-35526

NEONODE INC.
(Exact name of Registrant as specified in its charter)

Delaware	94-1517641
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
Karlavägen 100, 115 26 Stockholm, Sweden	N/A
(Address of principal executive offices and zip code)	(ZIP code)

+46 (0) 70 29 58 519
(Registrant's Telephone Number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	NEON	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

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Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act. Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price for the registrant's common stock on June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) as reported on the Nasdaq Stock Market, was $93,411,014.

The number of shares of the registrant's common stock outstanding as of February 26, 2024 was 15,359,481.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the registrant's 2024 Annual Meeting of Stockholders are incorporated by reference as set forth in Part III of this Annual Report. The registrant intends to file such definitive proxy statement with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2023.

NEONODE INC.

2023 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, adopted pursuant to the Private Securities Litigation Reform Act of 1995. Statements that are not purely historical may be forward-looking. For example, statements in this Annual Report regarding our plans, strategy and focus areas are forward-looking statements. You can identify some forward-looking statements by the use of words such as "believe," "anticipate," "expect," "intend," "goal," "plan," and similar expressions. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to our history of losses since inception, our dependence on a limited number of customers, our reliance on our customers' ability to design, manufacture and sell products that incorporate our touch technology, the length of a product development and release cycle, our and our customers' reliance on component suppliers, the difficulty in verifying royalty amounts owed to us, our ability to remain competitive in response to new technologies, our dependence on key members of our management and development team, the costs to defend, as well as risks of losing, patents and intellectual property rights, our ability to obtain adequate capital to fund future operations, and general economic conditions, including inflation, or other effects related to the COVID-19 pandemic or future pandemics or epidemics, or geopolitical conflicts such as the ongoing war in Ukraine. For a discussion of these and other factors that could cause actual results to differ from those contemplated in the forward-looking statements, please see "Item 1A. Risk Factors" and elsewhere in this Annual Report, and in our publicly available filings with the Securities and Exchange Commission. Forward-looking statements reflect our analysis only as of the date of this Annual Report. Because actual events or results may differ materially from those discussed in or implied by forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statement. We do not undertake responsibility to update or revise any of these factors or to announce publicly any revision to forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Neonode Inc., collectively with its subsidiaries, is referred to in this Annual Report as "Neonode", "we", "us", "our", "registrant", or "Company".

We use Neonode, our logo, zForce, MultiSensing and other marks as trademarks. This Annual Report contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Annual Report, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

ITEM 1. BUSINESS

Our company provides advanced optical sensing solutions for touch, contactless touch, and gesture sensing. We also provide software solutions for machine perception that feature advanced machine learning algorithms to detect and track persons and objects in video streams from cameras and other types of imagers. We base our touch, contactless touch, and gesture sensing products and solutions using our zForce technology platform and our machine perception solutions on our MultiSensing technology platform. zForce (zero force) is the name for our patented optical sensing technology built on infrared light, invisible to the human eye. Our MultiSensing platform was designed to provide advanced, safe, and scalable software solutions to provide situational context. We market and sell our solutions to customers in many different markets and segments including, but not limited to, office equipment, automotive, industrial automation, medical, military and avionics.

In 2010, we began licensing to Original Equipment Manufacturers ("OEMs") and automotive Tier 1 suppliers who embed our technology into products they develop, manufacture, and sell. Since 2010, our licensing customers have sold approximately 95 million products that feature our technology. In October 2017, we augmented our licensing business and began manufacturing and shipping touch sensor modules ("TSMs") that incorporate our patented technology. We sell these TSMs to OEMs, Original Design Manufacturers ("ODMs"), and systems integrators for use in their products.

As of December 31, 2023, we had nine agreements with value added resellers ("VARs") for integration of our TSMs in the products they offer to global OEMs, ODMs and systems integrators. In addition to this, we distribute our TSMs through Digi-Key Corporation, Serial Microelectronics HK Ltd., and Nexty Electronics Corporation.

During 2023, we continued to focus our efforts on maintaining our current licensing customers and achieving design wins for new programs both with current and future customers. In parallel we continued to market and sell TSMs directly and indirectly through partners. We made investments enhancing the design and improving the production yield of our TSMs in our production unit Pronode Technologies AB and improving the related firmware and configuration tools software platforms.

On December 12, 2023, we announced a new, sharpened strategy with full focus on the licensing business. Consequently, we will phase out the TSM product business during 2024 through licensing of the TSM technology to strategic partners or outsourcing.

Licensing

We license our zForce technology to OEMs and automotive Tier 1 suppliers who embed our technology into products that they develop, manufacture and sell. Since 2010, our licensing customers have sold approximately 95 million devices that use our patented technology.

As of December 31, 2023, we had 34 valid technology license agreements with global OEMs, ODMs and automotive Tier 1 suppliers.

Our licensing customer base is primarily in the automotive and printer segments. Ten of our licensing customers are currently shipping products that embed our technology. We anticipate current customers will continue to ship products with our technology in 2024 and in future years. We also expect to expand our customer base with a number of new customers who will be looking to ship new products incorporating our zForce and MultiSensing technologies as they complete final product development and release cycles. We typically earn our license fees on a per unit basis when our customers ship products using our technology, but in the future we may use other business models as well.

Product Sales

In addition to our licensing business, we design and manufacture TSMs that incorporate our patented technology. We sell our TSMs to OEMs, ODMs and systems integrators for use in their products.

We utilize a robotic manufacturing process designed specifically for our TSMs. The TSMs are commercial-off-the-shelf products based on our patent-protected zForce technology platform and can support the development of contactless touch, touch, gesture and object sensing solutions that, paired with our technology licensing offering, give us a full range of options to enter and compete in key markets.

We began selling our TSMs to customers in the industrial and consumer electronics segments in 2017. We will phase out the TSM product business during 2024 through licensing of the TSM technology to strategic partners or outsourcing.

Non-recurring Engineering Services

We also offer non-recurring engineering ("NRE") services related to application development linked to our TSMs and our zForce and MultiSensing technology platforms on a flat rate or hourly rate basis.

Typically, our licensing customers require engineering support during the development and initial manufacturing phase for their products using our technology, while our TSM customers require hardware or software modifications to our standard products or support during the development and initial manufacturing phases of their products using our technology. In both cases we can offer NRE services and earn NRE revenues.

Our Organization

Neonode Inc. was incorporated in the State of Delaware on September 4, 1997. Our principal executive office is located in Stockholm, Sweden. Our office in the United States is located in San Jose, California.

We have the following wholly owned subsidiaries: Neonode Technologies AB (Sweden) (established in 2008 to develop and license touchscreen technology); Neonode Japan Inc., (Japan) (established in 2013); and Neonode Korea Ltd. (South Korea) (established in 2014). Neonode Korea Ltd. is currently dormant. In 2015, we established a 51% majority owned consolidated subsidiary, Pronode Technologies AB (Sweden). On October 1, 2022, we acquired the remaining shares in Pronode Technologies AB.

Strategy and Focus Areas

Our customers use touch, contactless touch, gesture sensing, and machine perception technologies to grow their businesses, drive efficiencies, and seek competitive advantages. Our strategy is to deliver value-adding human-machine interaction ("HMI") and machine perception solutions and products that enable our customers to achieve these targets. We offer specialized NRE services related to the integration of our solutions and products into customer systems and products to ensure that optimal functionality and performance is achieved.

With the new, sharpened strategy, announced in December 2023, we focus solely on the licensing business. This allows customers to license our unique and advanced TSM technology to create bespoke products and solutions that bring value to end customers. We continue to be a leader in optical touch and gesture sensing by licensing our zForce technology to customers in the printer, automotive, and other sectors. We also aim to capture a significant share of the growing automotive driver and in-cabin monitoring market by developing our machine perception business. We are innovators in the HMI and machine perception areas and our goal is to introduce next-generation products in these areas that offer better price, performance, and architectural advantages compared to our current offers and those of our competitors. We intend to execute on this strategy through portfolio transformation, internal innovation, and co-development of products with our customers and the building of strategic partnerships with other technology companies.

Markets

Automotive

The automotive value chain consists of OEMs (vehicle manufacturers) and tiered suppliers (Tier 1 system suppliers, Tier 2 component suppliers etc.). In this market, we mainly act as a Tier 2 technology provider to Tier 1 suppliers who license our technology and deliver different types of systems to OEMs (e.g. infotainment system displays featuring our touch technology). In some cases, we are also engaged directly by OEMs, following the trend that OEMs are insourcing more and more of their systems and software development.

During 2023 and 2022, our automotive customers shipped approximately 0.9 million and 0.8 million products with our technology, respectively. Accumulated, since 2014, our automotive customers have shipped approximately 8 million products featuring our technology.

Printers and Office Equipment

Multi-function printers typically feature touch displays for user interaction with feature-rich menus and settings. We have operational license agreements with three of the leading global printers and office equipment OEMs. During 2023 our customers shipped more than 3 million printers using our touch technology and since mid-2014 they have shipped approximately 55 million printers using our touch technology.

Industrial Automation

We see interesting opportunities for our optical touch and gesture control solutions in the rugged industrial touchscreen market. We also see potential demand for our machine perception solutions in industrial settings.

Medtech

We sell our TSMs to customers manufacturing and selling medical imaging systems with touch screens. Looking to the future, we see interesting opportunities to license our zForce-based optical touch and gesture control solutions to manufacturers of different medtech systems.

Elevators and Interactive Kiosks

There is strong consumer demand for HMI technologies that improve the user experience and eliminate direct physical contact between users and different types of machines and systems in public environments such as self-service kiosks, vending machines, and elevators. Using our TSMs, OEMs can easily create safe, intuitive, and easy-to-use contactless touch interfaces for their elevator and kiosk products. Our TSMs are also very suitable for retrofit applications and many of our OEM customers, value-added resellers, and technology partners have or are developing such solutions and marketing and selling them in their respective markets. Customer demand has decreased after the COVID-19 pandemic ended and in 2024 we will phase out the TSM product business. OEM customers, value-added resellers, and technology partners can still access our technology through licensing.

Product Backlog

Our TSM product backlog as of December 31, 2023 was approximately $34,000. The product backlog includes orders confirmed for products planned to be shipped within 12 months to one customer. Our cycle time between order and shipment is generally short and customers occasionally change delivery schedules. Additionally, orders can be cancelled without significant penalties. As a result of these factors, we do not believe that our product backlog, as of any particular date, is necessarily indicative of actual product revenue for any future period.

Customers

As of December 31, 2023 we had 34 valid technology license agreements. As of December 31, 2022, that number was 35. During the year ended December 31, 2023, we had 10 customers using our touch technology in products that were being shipped to their customers. The products related to these license agreements include e-readers, tablets, commercial and consumer printers, automotive infotainment system displays, and global positioning system (GPS) devices.

Our customers are primarily located in North America, Europe and Asia.

As of December 31, 2023, four of our customers represented approximately 76.4% of our consolidated accounts receivable and unbilled revenues.

As of December 31, 2022, five of our customers represented approximately 82.5% of our consolidated accounts receivable and unbilled revenues.

Customers who accounted for 10% or more of our revenues during the year ended December 31, 2023 are as follows.

- Hewlett-Packard Company — 22.1%

- Seiko Epson — 17.7%

- Alpine Electronics — 16.6%

Customers who accounted for 10% or more of our revenues during the year ended December 31, 2022 are as follows.

- Hewlett-Packard Company — 27.1%

- Seiko Epson — 19.4%

- LG — 12.2%

- Alpine Electronics — 10.0%

Customers by Market

The following table presents our revenues by market as a percentage of total revenues for the years ended December 31:

	2023	2022
Net license revenues from automotive	35.1%	27.4%
Net license revenues from consumer electronics	50.4%	51.5%
Net product revenues from TSMs	13.9%	17.5%
Net non-recurring engineering services revenues	0.6%	3.6%
Total	100.0%	100.0%

Geographical Data

The following table presents our revenues by geographic region as a percentage of total revenues for the years ended December 31:

	2023	2022
United States	35.8%	32.5%
Japan	33.5%	30.7%
South Korea	11.3%	15.2%
Germany	9.0%	5.3%
Switzerland	5.0%	7.0%
China	1.8%	2.3%
France	1.5%	3.4%
Sweden	1.2%	2.7%
Other	0.9%	0.9%
Total	100.0%	100.0%

The following table presents our total assets by geographic region as of December 31 (in thousands):

	2023	2022
United States	$ 16,084	$ 15,630
Sweden	2,888	5,511
Asia	42	57
Total	$ 19,014	$ 21,198

Competition

There are various technologies for touch and gesture control solutions available that compete with our optical zForce technology. The competing technologies have differing profiles such as performance, power consumption, level of maturity and cost. For touch solutions, the main competition comes from resistive and capacitive touch solutions. For touch displays, projective capacitive technology is the prevalent standard in mobile phones and tablets and therefore an important competing technology to ours that many suppliers offer with price being a major differentiation point. This means we must continuously develop our technology and improve our offers to defend and grow our market share. For gesture control the main competition comes from other optical technologies and from both ultrasonic and radar technologies. Examples of competitors active in the area of gesture sensing include Ultraleap and suppliers of radar and ultrasonic sensor chips, for instance Texas Instruments and Acconeer. Detection range, resolution and cost are the main differentiators.

For contactless touch opportunities, competing technologies include camera-based technologies for detecting finger placement and gestures in the airspace in front of a kiosk or button panel, capacitive sensors capable of detecting a finger hovering above a display or button, as well as voice-activated interfaces and interfaces using one's mobile phone to interact with a kiosk or button panel.

There are various driver and in-cabin monitoring solutions that compete with our MultiSensing technology. Our competitors among Tier 2 software providers include SmartEye, Cipia, Xperi, Seeing Machines, PUX and Jungo.

Intellectual Property

We rely on a combination of intellectual property laws and contractual provisions to establish and protect the proprietary rights in our technology. The number of our issued and pending patents and patents filed in each jurisdiction as of December 31, 2023 is set forth in the following table:

Jurisdiction	No. of Reg. Designs	No. of Issued Patents	No. of Patents Pending
United States	5	53	10
Europe	—	11	4
Japan	—	7	2
China	—	6	2
South Korea	—	6	2
Total:	5	83	20

Our patents cover optical blocking technologies for touchscreens and head-up displays, optical reflective technologies for contactless interaction with kiosks and elevators, as well as machine perception solutions for driver and in-cabin monitoring.

Our software may also be protected by copyright laws in most countries, including Sweden and the European Union, if the software is deemed new and original. Protection can be claimed from the date of creation.

In 2023 we filed eleven new patent applications and had nine new patent grants issued; five patents have lapsed.

The duration of our patent protection for utility patents is generally 20 years. The duration of our patent protection for design patents varies throughout the world between 10 and 25 years, depending on the jurisdiction. We believe the duration of our intellectual property rights is adequate relative to the expected lives of our products.

We also protect and promote our brand by registering trademarks in key markets around the world. Our trademarks include: Neonode (26 registrations, 2 pending applications), the Neonode logo (8 registrations), zForce (10 registrations), and MultiSensing (3 registrations).

Research and Development

In fiscal years 2023 and 2022, we incurred $3.8 million and $4.0 million, respectively, on research and development activities. Our research and development is performed predominantly in-house, but may also be performed in collaboration with external partners and specialists.

Human Capital

We recognize that the development, attraction and retention of employees is critical to our success. For this reason, we strive to provide a positive work culture for our employees.

We focus on skills enhancement, leadership development, innovation excellence and professional growth throughout our employees' careers. Our leadership program provides leadership trainings to our high-potential emerging leaders.

We provide market competitive compensation aligned with company performance. We provide a comprehensive benefits package to our employees, including healthcare and retirement plans. We have a dedicated human resources (HR) person to ensure clear and beneficial HR-related processes and strategy. We work proactively against all discrimination, harassment and other abusive behavior to ensure the work environment at Neonode is good and healthy. We believe that a diverse workforce provides different viewpoints on business strategy, risk and innovation.

Since the COVID-19 pandemic has subsided we have adopted a hybrid workplace. While we encourage employees to come into the office as much as possible, employees are permitted to work part time from home.

As of December 31, 2023, we had 53 employees (including 49 full-time employees) and 8 consultants. We have employees and/or consultants located in the United States, Sweden, United Kingdom, Japan, South Korea and Taiwan. None of our employees are represented by a labor union. We have experienced no work stoppages. We believe our employee relations are positive.

Additional Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and we file or furnish reports, proxy statements, and other information with the Securities and Exchange Commission ("SEC"). The reports and other information filed by us with the SEC are available free of charge on the SEC's website at *www.sec.gov*.

Our website is *www.neonode.com*. We make available free of charge through our website all of our filings with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K as well as Form 3, Form 4, and Form 5 reports for our directors, officers, and principal stockholders, together with amendments to those reports filed or furnished pursuant to Sections 13(a), 15(d), or 16 under the Exchange Act. These reports are available as soon as reasonably practicable after their electronic filing or furnishing with the SEC. Our website also includes corporate governance information, such as our Code of Business Conduct (including a Code of Ethics for the Chief Executive Officer and Senior Financial Officers) and our Board of Directors' Committee Charters. The information contained on our website is not a part of, nor is it incorporated by reference into, this Annual Report.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding to purchase, hold, or sell our common stock, you should consider carefully the risks described below in addition to the cautionary statements and risks described elsewhere in this Annual Report and in our other filings with the SEC, including subsequent reports on Forms 10-Q and 8-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these known or unknown risks or uncertainties actually occur, our business, financial condition, results of operations or cash flows could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.

Risks Related to Our Business

We have had a history of losses and may require additional capital to fund our operations, which may not be available to us on commercially attractive terms or at all.

We have experienced substantial net losses in each fiscal period since our inception. These net losses have resulted from a lack of substantial revenues and the significant costs incurred in the development and commercial acceptance of our technologies. Our ability to continue as a going concern is dependent on our ability to implement our business plan. If our operations do not become cash flow positive, we may be forced to seek sources of capital to continue operations. No assurances can be given that we will be successful in obtaining such additional financing on reasonable terms, or at all. If adequate funds are not available when needed on acceptable terms, or at all, we may be unable to adequately fund our business plan, which could have a negative effect on our business, results of operations, and financial condition.

We may, in the short and long-term, seek to raise capital through the issuance of equity securities or through other financing sources. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. Any debt financing, if available, may include financial and other covenants that could restrict our use of the proceeds from such financing or impose other business and financial restrictions on us. In addition, we may consider alternative approaches such as licensing, joint venture, or partnership arrangements to provide long-term capital.

We are dependent on a limited number of customers.

Our license revenues for the year ended December 31, 2023 were earned from 10 OEM, ODM and Tier 1 customers. We generated NRE revenues from two customers for the year ended December 31, 2023. During the year ended December 31, 2023, three customers represented approximately 56.4% of our consolidated net revenues. Our customer concentration may change significantly from period-to-period depending on a customer's product cycle and changes in our industry. The response of customers to our sensor products, loss of a major customer, a reduction in net revenues of a major customer for any reason, or a failure of a major customer to fulfill its financial or other obligations due to us could have a material adverse effect on our business, financial condition, and future revenue stream. The new business strategy with 100% focus on technology and software licensing, that we launched in December 2023, is likely to trigger changes in our customer composition and an overall reduction of the number of customers we have active engagements with.

We rely on the ability of our customers to design, manufacture and sell their products that incorporate our touch technology.

We have historically generated revenue through technology licensing agreements with companies that design, manufacture, and sell their own products incorporating our touch technology. The majority of our license fees earned in 2023 and 2022 were from customer shipments of printer products and automotive infotainment systems. We continue to rely on licensing revenue from current and new customers whose products are still in the development cycle. If our customers are not able to design, manufacture and sell their products, or are delayed in producing and selling their products, our revenues, profitability, and liquidity, as well as our brand image, may be adversely affected.

The length of a customer's product development and release cycle depends on many factors outside of our control and any delays could cause us to incur significant expenses without offsetting revenues, or revenues that vary significantly from quarter to quarter.

The development and release cycle for customer products is lengthy and unpredictable. Our customers often undertake significant evaluation and design in the qualification of our products, which contributes to a lengthy product release cycle. The typical product development and release cycle is 18 to 36 months. The development and release cycle may be longer in some cases, particularly for automotive vehicle products. There is no assurance that a customer will adopt our technology after the evaluation or design phase, in which case we would not be entitled to any revenues from the customer moving forward. The lengthy and variable development and release cycle for products may also have a negative impact on the timing of our revenues, causing our revenues and results of operations to vary significantly from quarter to quarter.

Our license customers rely upon component suppliers to manufacture and sell products containing our technology and limited availability of components may adversely affect our and our customers' businesses.

Under our licensing model, OEMs, ODMs and Tier 1 suppliers manufacture or contract to manufacture products that include Neonode's special Application Specific Integrated Circuits ("ASICs") that incorporate our patented technology. The Neonode ASICs are manufactured by Texas Instruments and ST Microelectronics. Texas Instruments manufactures two ASIC components that both we and our license customers buy. As part of their product development process, our customers must qualify these components for use in their products, thus making the components difficult to replace.

Our dependence on third parties to supply core components that incorporate our patented technology exposes us to a number of risks including the risk that these suppliers will not be able to obtain an adequate supply of raw materials or components, the risk that these suppliers will not be able to meet our customer requirements, and the risk that these suppliers will not be able to remain in business or adjust to market conditions. If our customers are unable to obtain ASICs that incorporate our patented technology, we may not be able to meet demand, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

It can be difficult for us to verify royalty amounts owed to us under licensing agreements, and this may cause us to lose potential revenue.

Our license agreements typically require our licensees to document the sale of licensed products and report this data to us on a quarterly basis. Although our standard license terms give us the right to audit books and records of our licensees to verify this information, audits can be expensive, time consuming, incomplete, and subject to dispute. From time to time, we audit certain of our licensees to verify independently the accuracy of the information contained in their royalty reports in an effort to decrease the likelihood that we will not receive the royalty revenues to which we are entitled under the terms of our license agreements, but we can give no assurances that these audits will be effective.

If we fail to develop and introduce new technology successfully, and in a cost-effective and timely manner, we will not be able to compete effectively and our ability to generate revenues will suffer.

We operate in a highly competitive, rapidly evolving environment, and our success depends on our ability to develop and introduce new technology that our customers and end users choose to buy. If we are unsuccessful at developing new technologies that are appealing to our customers and end users, with acceptable functionality, quality, prices, and terms, we will not be able to compete effectively and our ability to generate revenues will suffer. The development of new technology is very difficult and requires high levels of innovation and competence. The development process is typically also very lengthy and costly. If we fail to anticipate our end users' needs or technological trends accurately or if we are unable to complete development in a cost effective and timely fashion, we will be unable to introduce new technology into the market or successfully compete with other providers. As we introduce new or enhanced technology or integrate new technology into new or existing customer products, we face risks including, among other things, disruption in customers' ordering patterns, inability to deliver new technology to meet customers' demand, possible product and technology defects, and potentially unfamiliar sales and support environments. Premature announcements or leaks of new products, features, or technologies may exacerbate some of these risks. Our failure to manage the transition to newer technology or the integration of newer technology into new or existing customer products could adversely affect our business, results of operations, and financial condition.

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control.

As a result of the unpredictability of our customer product development and the nature of the markets in which we compete, it is very difficult for us to forecast accurately. We base our current and future expense estimates largely on our investment plans and estimates of future needs, although some of our expenses are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues relative to our planned expenditures would have an immediate adverse effect on our business, results of operations and financial condition.

In addition, the following factors, among others, may negatively affect and cause fluctuations in our operating results:

- the announcement or introduction of new products or technologies by our competitors;

- our ability to upgrade and develop our infrastructure to accommodate growth;

- our ability to attract and retain key personnel in a timely and cost-effective manner;

- technical difficulties;

- the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations, and infrastructure;

- economic conditions specific to the industries and segments where we are active, for instance printers, automotive, elevators, and interactive kiosks; and

- general economic conditions including as a result of pandemics or epidemics, or geopolitical conflicts such as the ongoing war in Ukraine or the Israel-Palestine conflict.

Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service, or marketing decisions that could have a material and adverse effect on our business, results of operations, and financial condition. Due to the foregoing factors, our revenues and operating results are and will remain difficult to forecast.

We must enhance our sales and technology development organizations. If we are unable to identify, hire, or retain qualified sales, marketing, and technical personnel, our ability to achieve future revenue may be adversely affected.

We continually monitor and enhance the effectiveness and breadth of our sales efforts in order to increase market awareness and sales of our technology, especially as we expand into new market areas. Competition for qualified sales personnel is intense, and we may not be able to hire the kind and number of sales personnel we are targeting. Likewise, our efforts to improve and refine our technology require skilled engineers and programmers. Competition for professionals capable of expanding our research and development efforts is intense due to the limited number of people available with the necessary technical skills. If we are unable to identify, hire, or retain qualified sales, marketing, and technical personnel, our ability to achieve future revenue may be adversely affected.

We may make acquisitions and strategic investments that are dilutive to existing stockholders, result in unanticipated accounting charges or otherwise adversely affect our results of operations.

We may decide to grow our business through business combinations or other acquisitions of businesses, products or technologies that allow us to complement our existing touch technology offerings, expand our market coverage, increase our workforce, or enhance our technological capabilities. If we make any future acquisitions, we could issue stock that would dilute our stockholders' percentage ownership, or we may incur substantial debt, reduce our cash reserves and/or assume contingent liabilities. Further, acquisitions and strategic investments may result in material charges, adverse tax consequences, substantial depreciation, deferred compensation charges, in-process research and development charges, and the amortization of amounts related to deferred compensation and identifiable purchased intangible assets or impairment of goodwill. Any of these could negatively impact our results of operations.

We are dependent on the services of our key personnel.

We are highly dependent on our senior management team, including Dr. Urban Forssell, our Chief Executive Officer, and Fredrik Nihlén, our Chief Financial Officer. Changes in our senior management team or the unplanned loss of the services of either member of our senior management team could have a material adverse effect on our operations and future prospects.

If we are unable to obtain and maintain patent or other intellectual property protection for any products we develop or for our technologies, or if the scope of the patents and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technologies similar or identical to ours, and our ability to successfully commercialize any products we may develop, and our technologies, may be harmed.

Our success depends in large part on our proprietary technology and other intellectual property rights. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions, and licensing arrangements to establish and protect our proprietary rights. Our intellectual property, particularly our patents, may not provide us with a significant competitive advantage. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations. Our pending patent applications for registration may not be allowed, or others may challenge the validity or scope of our patents. Even if our patent registrations are issued and maintained, these patents may not be of adequate scope or benefit to us or may be held invalid and unenforceable against third parties. We may need to expend significant resources to secure and protect our intellectual property. The loss of intellectual property rights may adversely impact our ability to generate revenues and expand our business.

We may not be successful in our strategic efforts around patent monetization.

Our success depends in part on our ability to effectively utilize our intellectual property. Our policy is to always try to protect our innovations using patents. Our patent portfolio is an important prerequisite for our licensing business and also protects our investments in product development. From time to time, we also explore opportunities to monetize our patents per se. As an example of this, on May 6, 2019, we assigned a portfolio of patents to Aequitas Technologies LLC to license or otherwise monetize those patents. In the future we may enter into additional alternative patent monetization strategies, including the sale of patents. Our patent monetization strategies may negatively impact our financial condition, revenues, and results of operations. No assurance can be given that we will enter into agreements related to our patent portfolio or that we will be successful in any strategic efforts around patent monetization.

If third parties infringe upon our intellectual property, we may expend significant resources enforcing our rights or suffer competitive injury.

Existing laws, contractual provisions and remedies afford only limited protection for our intellectual property. We may be required to spend significant resources to monitor and police our intellectual property rights. Effective policing of the unauthorized use of our technology or intellectual property is difficult and litigation may be necessary in the future to enforce our intellectual property rights. Intellectual property litigation is not only expensive, but time-consuming, regardless of the merits of any claim, and could divert attention of our management from operating the business. Intellectual property lawsuits are subject to inherent uncertainties due to, among other things, the complexity of the technical issues involved, and we cannot assure you that we will be successful in asserting our intellectual property rights. Attempts may be made to copy or reverse engineer aspects of our technology or to obtain and use information that we regard as proprietary. We may not be able to detect infringement and may lose competitive position in the market as a result. In addition, competitors may design around our technology or develop competing technologies. We cannot assure you that we will be able to protect our proprietary rights against unauthorized third party copying or use. The unauthorized use of our technology or of our proprietary information by competitors could have an adverse effect on our ability to sell our technology.

The laws of certain foreign countries may not provide sufficient protection of our intellectual property rights to the same extent as the laws of the United States, which may make it more difficult for us to protect our intellectual property.

As part of our business strategy, we target customers and relationships with suppliers and OEMs in countries with large populations and propensities for adopting new technologies. However, many of these countries do not address misappropriation of intellectual property nor deter others from developing similar, competing technologies or intellectual property. Effective protection of patents, copyrights, trademarks, trade secrets and other intellectual property may be unavailable or limited in some foreign countries. In particular, the laws of some foreign countries in which we do business may not protect our intellectual property rights to the same extent as the laws of the United States. As a result, we may not be able to effectively prevent competitors in these regions from infringing our intellectual property rights, which could reduce our competitive advantage and ability to compete in those regions and negatively impact our business.

We have an international presence in countries and must manage currency risks.

A significant portion of our business is conducted in currencies other than the U.S. dollar (the currency in which our consolidated financial statements are reported), primarily the Swedish Krona and, to a lesser extent, the Euro, Japanese Yen, Korean Won, and Taiwan dollar. For the year ended December 31, 2023, our revenues from Asia, North America and Europe were 47.2%, 36.0%, and 16.8%, respectively. We incur a significant portion of our expenses in Swedish Krona, including a significant portion of our research and development expenses and a substantial portion of our general and administrative expenses. As a result, appreciation of the value of the Swedish Krona relative to the other currencies, particularly the U.S. dollar, could adversely affect operating results. We do not currently undertake hedging transactions to cover our currency exposure, but we may choose to hedge a portion of our currency exposure in the future as we deem appropriate.

Security breaches and other disruptions to our information technology infrastructure could interfere with our operations, compromise confidential information, and expose us to liability which could materially adversely impact our business and reputation.

In the normal course of business, we rely on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to confidential or personal information in certain of our businesses that is subject to privacy and security laws, regulations, and customer-imposed controls. Despite our cybersecurity measures, our information technology networks, and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, power outages, computer viruses, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy laws, disruption in operations, and damage to our reputation, which could materially adversely affect our business.

Third parties that maintain our confidential and proprietary information could experience a cybersecurity incident.

We rely on third parties to provide or maintain some of our information technology and related services. We do not exercise direct control over these systems. Despite the implementation of security measures at third party locations, these services are also vulnerable to security breaches or other disruptions. Despite assurances from third parties to protect this information and, where we believe appropriate, our monitoring of the protections employed by these third parties, there is a risk that the confidentiality of the data held by these third parties on our behalf may be compromised and expose us to liability for any security breach or disruption.

If we are unable to detect material weaknesses in our internal control, our financial reporting and our business may be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of our internal controls over financial reporting in our annual report on Form 10-K for that fiscal year.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud involving a company have been, or will be, detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become ineffective because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. We cannot assure you that we or our independent registered public accounting firm will not identify a material weakness in our internal controls in the future. A material weakness in our internal controls over financial reporting would require management and our independent registered public accounting firm to consider our internal controls as ineffective. If our internal controls over financial reporting are not considered effective, we may experience a loss of public confidence, which could have an adverse effect on our business and on the market price of our common stock.

Risks Related to Owning Our Stock

Future sales of our common stock by us or our insiders could adversely affect the trading price of our common stock and dilute your investment.

Our long-term success is dependent on us obtaining sufficient capital to fund our operations, develop our technology and bring our technology to the worldwide market in order to generate sufficient sales volume to be profitable. We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. We may also issue additional common stock in future financing transactions or as incentive compensation for our executive management and other key personnel, consultants, and advisors.

Sales of substantial amounts of common stock by us or by our insiders or large stockholders, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital. Issuing equity securities would also be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to the market price of our common stock. A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our common stock.

We currently have fewer than 300 stockholders of record and, therefore, are eligible to terminate the registration of our common stock under the Exchange Act and cease being a U.S. public company with reporting obligations.

Section 12(g)(4) of the Exchange Act allows for the registration of any class of securities to be terminated after a company files a certification with the SEC that the number of holders of record of such class of security is fewer than 300 persons. As of January 26, 2024, there were 55 stockholders of record of our common stock. This does not include the number of shareholders that hold shares in "street name" through banks, brokers and other financial institutions. Accordingly, we are eligible to deregister our common stock and suspend our reporting obligations under the Exchange Act. If we were to terminate our registration and suspend our reporting obligations under the Exchange Act, we would no longer be required to comply with U.S. public company disclosure requirements under the Exchange Act, including, but not limited to, annual and quarterly report filings, proxy statement filings and filings by insiders to disclose the acquisition and disposition of our securities.

Our stock price has been volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the price you pay for those shares due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects, and other factors.

Some factors that may have a significant effect on our common stock market price include:

- actual or anticipated fluctuations in our operating results or future prospects;

- our announcements or our competitors' announcements of new technology;

- the public's reaction to our press releases, our other public announcements, and our filings with the SEC;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidance, interpretations, or principles;

- changes in our growth rates or our competitors' growth rates;

- developments regarding our patents or proprietary rights or those of our competitors;

- the public's reaction to news concerning Aequitas Technologies LLC's patent litigations against Apple and Samsung;

- our inability to raise additional capital as needed;

- concern as to the efficacy of our technology;

- changes in financial markets or general economic conditions, including as a result of war, terrorism, pandemics or other catastrophes;

- sales of common stock by us or members of our management team; and

- changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies, or our industry generally.

A limited number of stockholders, including directors, hold a significant number of shares of our outstanding common stock.

Our two largest stockholders, who both are members of our Board of Directors, hold approximately one-fourth of the shares of our outstanding voting stock. This concentration of ownership could impact the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation and our bylaws, and the approval of mergers and other significant corporate transactions. These factors may also have the effect of delaying or preventing a change in our management or our voting control.

Our certificate of incorporation and bylaws and the Delaware General Corporation Law contain provisions that could delay or prevent a change in control.

Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Furthermore, certain other provisions of our certificate of incorporation and bylaws may have the effect of delaying or preventing changes in control or management, which could adversely affect the market price of our common stock. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law.

If securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us, the price of our common stock could decline.

The trading market for our common stock may rely in part on the research and reports that securities analysts and other third parties choose to publish about us. We do not control these analysts or other third parties. The price of our common stock could be negatively impacted by insufficient analyst coverage or if one or more analysts or other third parties publish inaccurate or unfavorable research about us.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We maintain a comprehensive process for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. We closely follow the security industry and global threat trends, and our dedicated privacy, safety, and security professionals oversee cybersecurity risk management and mitigation, incident prevention, detection, and remediation. Our team consists of professionals with deep cybersecurity expertise across multiple industries, including our Information Security & Quality Manager. Our executive leadership team, along with input from the above professionals, are responsible for our overall enterprise risk management process and regularly consider cybersecurity risks in the context of other material risks to the Company.

As part of our cybersecurity risk management system, we track and log privacy and security incidents across Neonode, our vendors, and other third-party service providers to remediate and resolve any such incidents. Significant incidents are reviewed regularly by a cross-functional team to determine whether further escalation is appropriate. Any incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment, and then reported to designated members of our senior management. We consult with outside counsel as appropriate, including on materiality analysis and disclosure matters, and our senior management makes the final materiality determinations and disclosure and other compliance decisions.

The Board of Directors has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with the Board of Directors.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information on our cybersecurity related risks, see Item 1A Risk Factors of this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

As of December 31, 2023, we leased office facilities of approximately 6,700 square feet for our corporate headquarters in Stockholm. In addition, our subsidiary Pronode Technologies AB leases a workshop of approximately 9,000 square feet in Kungsbacka, Sweden.

We believe our facilities are adequate and suitable for our current needs and that suitable additional or alternative space will be available to accommodate our operations if needed.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings. From time to time, we may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business, including, but not limited to, employee, customer and vendor disputes.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is quoted on the Nasdaq Stock Market under the symbol "NEON."

Holders

As of January 26, 2024, there were 55 stockholders of record of our common stock. This does not include the number of stockholders that hold shares in "street name" through banks, brokers, and other financial institutions.

Securities Authorized for Issuance Under Equity Compensation Plans

See Part III, Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" for information relating to our equity compensation plans.

Recent Sale of Unregistered Securities and Use of Proceeds

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report.

Overview

Our company provides advanced optical sensing solutions for touch, contactless touch, and gesture sensing. We also provide software solutions for machine perception that feature advanced machine learning algorithms to detect and track persons and objects in video streams for cameras and other types of imagers. We base our contactless touch, touch, and gesture sensing products and solutions using our zForce technology platform and our machine perception solutions on our MultiSensing technology platform. We market and sell our solutions to customers in many different markets and segments including, but not limited to, office equipment, automotive, industrial automation, medical, military and avionics.

In 2010, we began licensing to Original Equipment Manufacturers ("OEMs") and Tier 1 suppliers who embed our technology into products they develop, manufacture, and sell. Since 2010, our licensing customers have sold approximately 95 million devices that use our technology. In 2017, we augmented our licensing business and began manufacturing and shipping touch sensor modules ("TSMs") that incorporate our patented technology. We sell these TSMs to OEMs, Original Design Manufacturers ("ODMs"), and systems integrators for use in their products.

As of December 31, 2023, we had 34 valid technology license agreements with global OEMs, ODMs and Tier 1 suppliers. As of December 31, 2022, that number was 35. During the year ended December 31, 2023, we had 10 customers using our touch technology in products that were being shipped to their customers. The majority of our license fees earned in 2023 and 2022 were from customer shipments of printers.

As of December 31, 2023, we had nine agreements with value added resellers ("VARs") for integration of our TSMs in the products they offer to global OEMs, ODMs and systems integrators. In addition to this, we distribute our TSMs through Digi-Key Corporation, Serial Microelectronics HK Ltd, and Nexty Electronics Corporation. During 2023, our three distributors sold and shipped approximately 7,400 TSMs and related development kits.

During 2023 and 2022, we continued to focus our efforts on maintaining our current licensing customers and achieving design wins for new products both with current and future customers. In parallel we continued to market and sell TSMs directly and indirectly via partners. We made investments enhancing the design and improving the production yield of our TSMs and improving the related firmware and configuration tools software platforms. We also made investments to expand our partner networks for sales and distribution of TSMs.

On December 12, 2023, the Company announced a new, sharpened strategy with full focus on the licensing business. Consequently, we will phase out the TSM product business during 2024 through licensing of the TSM technology to strategic partners or outsourcing.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of Neonode Inc. and its wholly owned subsidiaries, as well as Pronode Technologies AB (Sweden), wholly owned subsidiary of Neonode Technologies AB, one of our wholly owned subsidiaries. The noncontrolling interests are reported below net loss including noncontrolling interests under the heading "Net loss attributable to noncontrolling interests" in the consolidated statements of operations, below comprehensive loss under the heading "Comprehensive loss attributable to noncontrolling interests" in the consolidated statements of comprehensive loss and shown as a separate component of stockholders' equity in the consolidated balance sheets. See "Noncontrolling Interests" below for further discussion. All inter-company accounts and transactions have been eliminated in consolidation.

The accounting policies affecting our financial condition and results of operations are more fully described in Note 2 of our consolidated financial statements. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. The historical experience and assumptions form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following are critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires making estimates and judgments that affect, at the date of the financial statements, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from these estimates and judgments.

Significant estimates and judgments include, but are not limited to: for revenue recognition, determining the nature and timing of satisfaction of performance obligations, the standalone selling price of performance obligations, and transaction prices and assessing transfer of control; measuring variable consideration and other obligations such as product returns and refunds, and product warranties; provisions for uncollectible receivables; determining the net realizable value of inventory; recoverability of long-lived asset; for leases, determining whether a contract contains a lease, allocating consideration between lease and non-lease components, determining incremental borrowing rates, and identifying reassessment events, such as modifications; the valuation allowance related to our deferred tax assets; and the fair value of options issued for stock-based compensation.

Revenue Recognition

We recognize revenue when control of products is transferred to our customers, and when services are completed and accepted by our customers; the amount of revenue we recognize reflects the consideration we expect to receive for those products or services. Our contracts with customers may include combinations of products and services (e.g., a contract that includes products and related engineering services). We structure our contracts such that distinct performance obligations, such as product sales or license fees, and related engineering services, are clearly defined in each contract.

License fees and sales of our TSMs are on a per-unit basis. Therefore, we generally satisfy performance obligations as units are shipped to our customers. Non-recurring engineering service performance obligations are satisfied as work is performed and accepted by our customers.

We recognize revenue net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities. We treat all product shipping and handling charges (regardless of when they occur) as activities to fulfill the promise to transfer goods. Therefore, we treat all shipping and handling charges as expenses.

License fees

We earn revenue from licensing our internally developed intellectual property ("IP"). We enter into IP licensing agreements that generally provide licensees the right to incorporate our IP components into their products, with terms and conditions that vary by licensee. Fees under these agreements may include license fees relating to our IP, and royalties payable to us following the distribution by our licensees of products incorporating the licensed technology. The license for our IP has standalone value and can be used by the licensee without maintenance and support.

For technology license arrangements that do not require significant modification or customization of the underlying technology, we recognize technology license revenue when the license is made available to the customer and the customer has a right to use that license. At the end of each reporting period, we record unbilled license fees, using prior royalty revenue data by customer to make estimates of those royalties.

Explicit return rights are not offered to customers. There have been no returns through December 31, 2023.

Product Sales

We earn revenue from sales of TSM hardware products to our OEM, ODM and Tier 1 supplier customers, who embed our hardware into their products, and from sales of branded consumer products that incorporate our TSMs that are sold through distributors or directly to end users. These distributors are generally given business terms that allow them to return unsold inventory, receive credits for changes in selling prices, and participate in various cooperative marketing programs. Our sales agreements generally provide customers with limited rights of return and warranty provisions.

Because we use distributors to provide TSMs to our customers, we must analyze the terms of our distributor agreements to determine when control passes from us to our distributors. For sales of TSMs sold through distributors, we recognize revenues when our distributors obtain control over our products. Control passes to our distributors when we have a present right to payment for products sold to the distributors, the distributors have legal title to and physical possession of products purchased from us, and the distributors have significant risks and rewards of ownership of products purchased.

Distributors participate in various cooperative marketing and other incentive programs, and we maintain estimated accruals and allowances for these programs. If actual credits received by distributors under these programs were to deviate significantly from our estimates, which are based on historical experience, our revenue could be adversely affected.

Under U.S. GAAP, companies may make reasonable aggregations and approximations of returns data to accurately estimate returns. Our TSM returns and warranty experience to date has enabled us to make reasonable returns estimates, which are supported by the fact that our product sales involve homogenous transactions. The reserve for future sales returns is recorded as a reduction of our accounts receivable and revenue and was $8,000 and $9,000 as of December 31, 2023 and 2022, respectively. The warranty reserve is recorded as an accrued expense and cost of sales and was $30,000 and $49,000 as of December 31, 2023 and 2022, respectively. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenue could be adversely affected.

Non-Recurring Engineering

For technology license or TSM contracts that require modification or customization of the underlying technology to adapt the technology to customer use, we determine whether the technology license or TSM, and required engineering consulting services represent separate performance obligations. We perform our analysis on a contract-by-contract basis. If there are separate performance obligations, we determine the standalone selling price ("SSP") of each separate performance obligation to properly recognize revenue as each performance obligation is satisfied. We provide engineering consulting services to our customers under a signed Statement of Work ("SOW"). Deliverables and payment terms are specified in each SOW. We generally charge an hourly rate for engineering services, and we recognize revenue as engineering services specified in contracts are completed and accepted by our customers. Any upfront payments we receive for future non-recurring engineering are recorded as unearned revenue until that revenue is earned.

We believe that recognizing revenue from non-recurring engineering as progress towards completion of engineering services and customer acceptance of those services occurs best reflects the economics of those transactions, because engineering services as tracked in our systems correspond directly with the value to our customers of our performance completed to date. Hours performed for each engineering project are tracked and reflect progress made on each project and are charged at a consistent hourly rate.

Revenues from non-recurring engineering contracts that are short-term in nature are recorded when those services are complete and accepted by customers.

Revenues from non-recurring engineering contracts with substantive defined deliverables for which payment terms in the SOW are commensurate with the efforts required to produce such deliverables are recognized as they are completed and accepted by customers.

Estimated losses on all SOW projects are recognized in full as soon as they become evident. During the years ended December 31, 2023 and 2022, we recorded no losses.

Accounts Receivable and Credit Losses

Accounts receivable is stated at net realizable value. We estimate and record a provision for expected credit losses related to our financial instruments, including our trade receivables. We consider historical collection rates, the current financial status of our customers, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Forward-looking information is also considered in the evaluation of current expected credit losses. However, because of the short time to the expected receipt of accounts receivable, we believe that the carrying value, net of expected losses, approximates fair value and therefore, we rely more on historical and current analysis of such financial instruments, including our trade receivables.

Further, we consider macroeconomic factors and the status of the technology industry to estimate if there are current expected credit losses within our trade receivables based on the trends and our expectation of the future status of such economic and industry-specific factors. Also, specific allowance amounts are established based on review of outstanding invoices to record the appropriate provision for customers that have a higher probability of default.

The accounts receivable balance on our consolidated balance sheet as of December 31, 2023 was $0.9 million, net of approximately $30,000 of allowances. The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected at December 31, 2023:

Balance at January 1, 2023	$	30,000
Change in expected credit losses		—
Write-offs, net of recoveries		—
Balance at December 31, 2023	$	30,000

Inventory

The Company's inventory consists primarily of components that will be used in the manufacturing of our TSMs. We classify inventory for reporting purposes as raw materials, work-in-process, and finished goods.

Inventory is stated at the lower of cost or net realizable value, using the first-in, first-out ("FIFO") valuation method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period.

With the new, sharpened strategy, announced in December 2023, the Company focuses solely on the licensing business. Consequently, we will phase out the TSM product business through licensing of the TSM technology to strategic partners or outsourcing. Management has decided to reserve TSM related raw materials which are expected to remain after production ends in 2024. The TSM inventory reserve was $3.6 million as of December 31, 2023.

Due to the low sell-through of our AirBar products, management has decided to fully reserve work-in-process for AirBar components, as well as AirBar related raw materials and finished goods. The AirBar inventory reserve was $0.3 million as of December 31, 2022. In 2023, management decided to scrap the fully reserved AirBar inventory.

Research and Development

Research and development ("R&D") costs are expensed as incurred. R&D costs consist mainly of personnel-related costs in addition to some external consultancy costs such as testing, certifying and measurements.

Stock-Based Compensation Expense

We measure the cost of employee services received in exchange for an award of equity instruments, including share options, based on the estimated fair value of the award on the grant date, and recognize the value as compensation expense over the period the employee is required to provide services in exchange for the award, usually the vesting period.

We account for equity instruments issued to non-employees at their estimated fair value.

When determining stock-based compensation expense involving options and warrants, we determine the estimated fair value of options and warrants using the Black-Scholes option pricing model.

Noncontrolling Interests

We recognize any noncontrolling interest, also known as a minority interest, as a separate line item in stockholders' equity in the consolidated financial statements. A noncontrolling interest represents the portion of equity ownership in a less-than-wholly owned subsidiary not attributable to us. Generally, any interest that holds less than 50% of the outstanding voting shares is deemed to be a noncontrolling interest; however, there are other factors, such as decision-making rights, that are considered as well. We include the amount of net income (loss) attributable to noncontrolling interests in consolidated net income (loss) on the face of the consolidated statements of operations.

The Company provides either in the consolidated statement of stockholders' equity, if presented, or in the notes to consolidated financial statements, a reconciliation at the beginning and the end of the period of the carrying amount of total equity (net assets), equity (net assets) attributable to the Company, and equity (net assets) attributable to the noncontrolling interest that separately discloses:

(1) Net income or loss;

(2) Transactions with owners acting in their capacity as owners, showing separately contributions from and distributions to owners; and

(3) Each component of other comprehensive income or loss.

Net Loss per Share

Net loss per share amounts have been computed based on the weighted-average number of shares of common stock outstanding during the years ended December 31, 2023 and 2022. Net loss per share, assuming dilution amounts from common stock equivalents, is computed based on the weighted-average number of shares of common stock and potential common stock equivalents outstanding during the period. The weighted-average number of shares of common stock and potential common stock equivalents used in computing the net loss per share for years ended December 31, 2023 and 2022 exclude the potential common stock equivalents, as the effect would be anti-dilutive.

Contract Liabilities

Contract liabilities (deferred revenues) consist primarily of prepayments for license fees, and other products or services that we have been paid in advance. We earn the revenue when we transfer control of the product or service. Deferred revenues may also include upfront payments for consulting services to be performed in the future, such as non-recurring engineering services.

We defer license fees until we have met all accounting requirements for revenue recognition, which is when a license is made available to a customer and that customer has a right to use the license. Non-recurring engineering fee revenues are deferred until engineering services have been completed and accepted by our customers.

The following table presents our deferred revenues by source (in thousands):

| | Years ended December 31, | |
	2023	2022
Deferred revenues license fees	$ 2	$ 20
Deferred revenues products	8	9
Deferred revenues non-recurring engineering	—	7
	$ 10	$ 36

Results of Operations

A summary of our financial results for the years ended December 31, 2023 and 2022 is as follows (in thousands, except percentages):

	2023	2022	Variance in Dollars	Variance in Percent
Revenues:				
License fees	$ 3,803	$ 4,470	$ (667)	(14.9)%
Percentage of revenue	*85.5%*	*78.8%*		
Products	620	995	(375)	(37.7)%
Percentage of revenue	*13.9%*	*17.5%*		
Non-recurring engineering	26	205	(179)	(87.3)%
Percentage of revenue	*0.6%*	*3.6%*		
Total revenues	$ 4,449	$ 5,670	$ (1,221)	(21.5)%
Cost of revenues:				
Products	$ 4,168	$ 776	$ 3,392	437.1%
Percentage of revenue	*93.7%*	*13.7%*		
Non-recurring engineering	12	28	(16)	(57.1)%
Percentage of revenue	*0.3%*	*0.5%*		
Loss on purchase commitment	362	—	362	—%
Percentage of revenue	*8.1%*	*—%*		
Total cost of revenues	$ 4,542	$ 804	$ 3,738	464.9%
Total gross (loss) margin	$ (93)	$ 4,866	$ (4,959)	(101.9)%

	2023	2022	Variance in Dollars	Variance in Percent
Operating expenses:				
Research and development	$ 3,833	$ 3,963	$ (130)	(3.3)%
Percentage of revenue	*86.2%*	*69.9%*		
Sales and marketing	2,455	2,034	421	20.7%
Percentage of revenue	*55.2%*	*35.9%*		
General and administrative	4,363	4,155	208	5.0%
Percentage of revenue	*98.1%*	*73.3%*		
Total operating expenses.	$ 10,651	$ 10,152	$ 499	4.9%
Percentage of revenue	*239.4%*	*179.0%*		
Operating loss	$ (10,744)	$ (5,286)	$ (5,458)	103.3%
Percentage of revenue	*(241.5)%*	*(93.2)%*		
Other income.	736	121	615	508.3%
Percentage of revenue	*16.5%*	*2.1%*		
Provision for income taxes	115	118	(3)	(2.5)%
Percentage of revenue	*2.6%*	*2.1%*		
Less: net loss attributable to noncontrolling interests	—	400	(400)	(100.0)%
Percentage of revenue	*—%*	*7.1%*		
Net loss attributable to Neonode Inc.	(10,123)	(4,883)	(5,240)	107.3%
Percentage of revenue	*(227.5)%*	*(86.1)%*		
Net loss per share attributable to Neonode Inc. per share.	$ (0.66)	$ (0.36)	$ (0.30)	83.3%

Revenues

All of our sales for the years ended December 31, 2023 were to customers located in the United States, Europe, Asia and Oceania. All of our sales for the years ended December 31, 2022 were to customers located in the United States, Europe and Asia.

Total net revenues were $4.4 million and $5.7 million for the years ended December 31, 2023 and 2022, respectively. The decrease in total net revenues by 21.5% for the year ended December 31, 2023 as compared to 2022 was caused by lower revenues from all three revenue streams.

The following tables present the net revenues distribution by geographical area and revenue stream for the years ended December 31, 2023 and 2022 (dollars in thousands):

	2023		2022	
	Amount	Percentage	Amount	Percentage
North America				
License fees.	$ 1,455	90.9%	$ 1,812	98.5%
Products.	145	9.1%	27	1.5%
Non-recurring engineering	—	—%	—	—%
	$ 1,600	100.0%	$ 1,839	100.0%
Asia Pacific				
License fees.	$ 1,988	94.7%	$ 2,369	85.7%
Products.	105	5.0%	348	12.6%
Non-recurring engineering	7	0.3%	46	1.7%
	$ 2,100	100.0%	$ 2,763	100.0%
Europe, Middle East and Africa				
License fees.	$ 360	48.1%	$ 289	27.1%
Products.	370	49.4%	620	58.0%
Non-recurring engineering	19	2.5%	159	14.9%
	$ 749	100.0%	$ 1,068	100.0%

The following table presents disaggregated revenues by revenue stream for the years ended December 31, 2023 and 2022 (dollars in thousands):

	Year ended December 31, 2023		Year ended December 31, 2022	
	Amount	Percentage	Amount	Percentage
Net license revenues from automotive	$ 1,559	35.1%	$ 1,551	27.4%
Net license revenues from consumer electronics . .	2,244	50.4%	2,919	51.5%
Net product revenues from TSMs	620	13.9%	995	17.5%
Net non-recurring engineering services revenues. .	26	0.6%	205	3.6%
	$ 4,449	100.0%	$ 5,670	100.0%

Revenues from license fees were $3.8 million and $4.5 million for the years ended December 31, 2023 and 2022, respectively. The decreased of 14.9% in 2023 as compared to 2022 is primarily the result of the macro economic downturn.

Revenues from product sales were $0.6 million and $1.0 for the years ended December 31, 2023 and 2022, respectively. The decrease of 37.7% in 2023 compared to 2022 was mainly due to low customer demand.

Revenues from non-recurring engineering revenues were $26,000 and $0.2 million for the years ended December 31, 2023 and 2022. Most of our non-recurring engineering revenues are related to application development and proof-of-concept projects related to our TSMs or to our zForce and MultiSensing technology platforms. The decrease of 87.3% in 2023 compared to 2022 was mainly due to fewer projects.

Gross (Loss) Margin

Our combined total gross (loss) margin was (2.1)% in 2023 compared to 85.8% in 2022. Gross (loss) margin related to product sales was (630.6)% in 2023 compared to 22.0% in 2022. The gross loss for products for the year ended December 31, 2023 was impacted by one-time costs of $362,000 related to a loss on purchase commitment, $143,000 related to a customer claim and $3.6 million related to inventory write-down. The gross margin for products for the year ended December 31, 2022 was impacted by a one-time cost of $262,000 related to inventory write-down.

Our cost of revenues includes the direct cost of production of certain customer prototypes, costs of engineering personnel, engineering consultants to complete the engineering design contracts. Cost of goods sold for TSMs includes fully burdened manufacturing costs, outsourced final assembly costs, and component costs of TSMs. Cost of sales also includes loss on purchase commitment after cancelling an order of components related to the TSMs.

Research and Development

R&D expenses for 2023 and 2022 were $3.8 million and $4.0 million, respectively. R&D expenses primarily consist of personnel-related costs in addition to external consultancy costs, such as testing, certifying and measurements, along with costs related to developing and building new product prototypes. The decrease of 3.3% in 2023 compared to 2022 was primarily related to lower product development costs.

Sales and Marketing

Sales and marketing expenses for were $2.5 million and $2.0 million, respectively. Sales and marketing expenses in 2023 increased 20.7% compared to 2022 primarily due to higher cost for personnel and related costs and higher cost for marketing. There is approximately $8,000 of stock-based compensation expense included in sales and marketing expenses for each of the years ended December 31, 2023 and 2022.

Our sales and marketing activities focus on OEM, ODM and Tier 1 customers who will license our technology or purchase and embed our TSMs into their products.

General and Administrative

General and administrative ("G&A") expenses for 2023 and 2022 were $4.4 million and $4.2 million, respectively. The increase of 5.0% from 2022 was primarily due to higher cost for professional fees. There is approximately $50,000 of non-cash stock-based compensation included in G&A expenses for the year ended December 31, 2023 compared to $114,000 for the year ended December 31, 2022.

Other Income

Other income for the year ended December 31, 2023 was $736,000 compared to $121,000 for the year ended December 31, 2022. The other income for 2023 was mainly related to interest income earned. The other income for 2022 was related to interest income earned and gain from recovery of bad debt offset by primarily finance leases.

Foreign Currency Translation and Transaction Gains and Losses

The functional currency of our foreign subsidiaries is the applicable local currency, the Swedish Krona, the Japanese Yen, the South Korean Won and the Taiwan Dollar. The translation from Swedish Krona, Japanese Yen, South Korean Won or the Taiwan Dollar to U.S. Dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income statement accounts using a weighted average exchange rate during the period. Gains or (losses) resulting from translation are included as a separate component of accumulated other comprehensive income (loss). Foreign currency translation gains (losses) were $(56,000) and $68,000 during the years ended December 31, 2023 and 2022, respectively. Gains (losses) resulting from foreign currency transactions are included in general and administrative expenses in the accompanying consolidated statements of operations were $(5,000) and $35,000 during the years ended December 31, 2023 and 2022.

Income Taxes

Our effective tax rate was (1.1)% for the year ended December 31, 2023 and (2.3)% for the year ended December 31, 2022. We recorded valuation allowances in 2023 and 2022 for deferred tax assets related to net operating losses due to the uncertainty of realization.

Net Loss

As a result of the factors discussed above, we recorded a net loss of $10.1 million for the year ended December 31, 2023, compared to a net loss of $4.9 million for the year ended December 31, 2022.

Contractual Obligation and Off-Balance Sheet Arrangements

We do not have any transactions, arrangements, or other relationships with unconsolidated entities that are reasonably likely to affect our liquidity or capital resources other than the operating leases incurred in the normal course of business.

We have no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity, or market or credit risk support. We do not engage in leasing, hedging, research and development services, or other relationships that expose us to liability that is not reflected on the face of the consolidated financial statements.

Operating Leases

Neonode Inc. operates solely through a virtual office in California.

On December 1, 2020, Neonode Technologies AB entered into a lease for 6,684 square feet of office space located at Karlavägen 100, Stockholm, Sweden. The lease agreement has been extended and is valid through November 2024. It is extended on a yearly basis unless written notice is provided nine months prior to the expiration date.

On December 1, 2015, Pronode Technologies AB entered into a lease agreement for 9,040 square feet of workshop located at Faktorvägen 17, Kungsbacka, Sweden. Pronode Technologies AB has informed the landlord of its intention to not renew its lease upon expiration in September 2024.

For the years ended December 31, 2023 and 2022, we recorded approximately $485,000 and $577,000, respectively, for rent expense.

Equipment Subject to Finance Leases

Between the second and fourth quarters of 2016, we entered into six leases for component production equipment. Under the terms of five of the lease agreements, we are obligated to purchase the equipment at the end of the original 3-5 year lease terms for 5-10% of the original purchase price of the equipment. In accordance with relevant accounting guidance the leases are classified as finance leases. The lease payments and depreciation periods began between June and November 2016 when the equipment went into service. The implicit interest rate of the leases is currently approximately 3% per annum. One of the leases is a hire-purchase agreement where the equipment is required to be paid off after five years. In accordance with relevant accounting guidance the lease is classified as a finance lease. The lease payments and depreciation period began on July 1, 2016 when the equipment went into service. The implicit interest rate of the lease is currently approximately 3% per annum. On April 1, 2022, one of lease contracts was extended for three years. The implicit interest rate of the extended lease period is 2.7% per annum.

In 2017, we entered into a lease for component production equipment. Under the terms of the lease agreement the lease will be renewed within one year of the end of the original four-year lease term. In accordance with relevant accounting guidance the lease is classified as a finance lease. The lease payments and depreciation periods began in May 2017 when the equipment went into service. The implicit interest rate of the lease was approximately 1.5% per annum. In November, 2021, the lease contract was extended for two years. The implicit interest rate of the extended lease period was 1.5% per annum. In November, 2023, the equipment was purchased.

In 2018, we entered into a lease for component production equipment. Under the terms of the agreement, the lease will be renewed within one year of the original four-year lease term. In accordance with relevant accounting guidance the lease is classified as a finance lease. The lease payments and depreciation periods began in August 2018 when the equipment went into service. The implicit interest rate of the lease is currently approximately 1.5% per annum.

In 2022, we entered into a lease for soundproof office pods. Under the terms of the agreement, the lease will be renewed within one year of the original three-year lease term. In accordance with relevant accounting guidance the lease is classified as a finance lease. The lease payments and depreciation periods began in May 2022 when the equipment went into service. The implicit interest rate of the lease is currently approximately 3.0% per annum.

Non-Recurring Engineering Development Costs

On April 25, 2013, we entered into an Analog Device Development Agreement with an effective date of December 6, 2012 (the "NN1002 Agreement") with Texas Instruments ("TI") pursuant to which TI agreed to integrate our intellectual property into an Application Specific Integrated Circuit ("ASIC"). Under the terms of the NN1002 Agreement, we agreed to pay TI $500,000 of non-recurring engineering costs at the rate of $0.25 per ASIC for each of the first 2,000,000 ASICs sold. As of December 31, 2023, we had made no payments to TI under the NN1002 Agreement.

Liquidity and Capital Resources

Our liquidity is dependent on many factors, including sales volume, operating profit and the efficiency of asset use and turnover. Our future liquidity will be affected by, among other things:

- licensing of our technology;

- purchases of our TSMs;

- operating expenses;

- timing of our OEM customer product shipments;

- timing of payment for our technology licensing agreements;

- gross profit margin; and

- ability to raise additional capital, if necessary.

As of December 31, 2023, we had cash and cash equivalents of $16.2 million, as compared to $14.8 million as of December 31, 2022. Based on our current cash position, and assuming currently planned expenditures and level of operations, we believe we have sufficient capital to fund operations for the twelve-month period subsequent to the date of this Annual Report.

Working capital (current assets less current liabilities) was $16.8 million as of December 31, 2023, compared to working capital of $19.1 million as of December 31, 2022.

Net cash used in operating activities for the year ended December 31, 2023 was $6.3 million and was primarily the result of a net loss of $10.1 million and approximately $3.8 million in non-cash operating expenses, comprised of stock-based compensation expense, inventory impairment loss, depreciation and amortization and amortization of operating lease right-of-use assets, and changes in operating assets and liabilities of $25,000. Net cash used in operating activities for the year ended December 31, 2022 was $6.8 million and was primarily the result of a net loss including noncontrolling interests of $5.3 million and approximately $0.6 million in non-cash operating expenses, comprised of stock-based compensation expense, depreciation and amortization and amortization of operating lease right-of-use assets and recoveries of bad debt, and changes in operating assets and liabilities of $(2.1) million.

Accounts receivable and unbilled revenues decreased by approximately $539,000 as of December 31, 2023 compared to December 31, 2022, due to lower revenues.

Inventory increased by approximately $395,000 as of December 31, 2023, not considering the $3.6 million non-cash impairment charge recorded during 2023, compared to December 31, 2022.

Accounts payable and accrued expenses increased approximately $173,000 as of December 31, 2023 compared to December 31, 2022.

For the year ended December 31, 2023, we purchased $123,000 of fixed assets, consisting primarily of manufacturing equipment. For the year ended December 31, 2022, we purchased $52,000 of fixed assets, consisting primarily of office equipment.

Net cash provided by financing activities for the year ended December 31, 2023 was $7.8 million and was primarily the result of issuance of common stock under the ATM Facility (as defined and described below). Net cash provided by financing activities for the year ended December 31, 2022 was $4.5 million and was mainly the result of the issuance of common stock, partly offset by principal payments on finance leases.

At-the-Market Offering Program

On May 10, 2021, we entered into an At Market Issuance Sales Agreement (the "Sales Agreement") with B. Riley Securities, Inc. ("B. Riley Securities") with respect to an "at the market" offering program (the "ATM Facility"), under which we may, from time to time, in our sole discretion, issue and sell through B. Riley Securities, acting as sales agent, up to $25 million of shares of our common stock.

Pursuant to the Sales Agreement, we may sell the shares through B. Riley Securities by any method permitted that is deemed an "at the market" offering as defined in Rule 415 under the Securities Act of 1933, as amended. B. Riley Securities will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the shares from time to time, based upon instructions from us (including any price or size limits or other customary parameters or conditions we may impose). We will pay B. Riley Securities a commission of 3.0% of the gross sales price per share sold under the Sales Agreement.

We are not obligated to sell any shares under the Sales Agreement. The offering of shares pursuant to the Sales Agreement will terminate upon the earlier to occur of (i) the issuance and sale, through B. Riley Securities, of all of the shares subject to the Sales Agreement and (ii) termination of the Sales Agreement in accordance with its terms.

During the year ended December 31, 2023, we sold an aggregate of 903,716 shares of our common stock under the ATM Facility with aggregate net proceeds to us of $7,866,000, after payment of commissions to B. Riley Securities and other expenses of $244,000.

During the year ended December 31, 2022, we sold an aggregate of 886,065 shares of common stock under the ATM Facility, resulting in net proceeds of approximately $4,686,000 after payment of commissions to B. Riley Securities and other expenses of $167,000.

Future Sources of Liquidity

In the future, we may require sources of capital in addition to cash on hand and our ATM Facility to continue operations and to implement our strategy. If our operations do not become cash flow positive, we may be forced to seek equity investments or debt arrangements. Historically, we have been able to access the capital markets through sales of common stock and warrants to generate liquidity. Our management believes it could raise capital through public or private offerings if needed to provide us with sufficient liquidity.

No assurances can be given, however, that we will be successful in obtaining such additional financing on reasonable terms, or at all. If adequate funds are not available on acceptable terms, or at all, we may be unable to adequately fund our business plans and it could have a negative effect on our business, results of operations and financial condition. In addition, no assurance can be given that stockholders will approve an increase in the number of our authorized shares of common stock if needed. The issuance of equity securities or securities convertible into equity could dilute the value of shares of our common stock and cause the market price to fall, and the issuance of debt securities could impose restrictive covenants that could impair our ability to engage in certain business transactions.

The functional currency of our foreign subsidiaries is the applicable local currency, the Swedish Krona, the Japanese Yen, the South Korean Won and the Taiwan Dollar. They are subject to foreign currency exchange rate risk. Any increase or decrease in the exchange rate of the U.S. Dollar compared to the Swedish Krona, Japanese Yen, South Korean Won or Taiwan Dollar will impact our future operating results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Neonode Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Neonode Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Licensing Revenues

Critical Audit Matter Description

As described further in Note 2 to the consolidated financial statements, the Company earns revenue from licensing its internally developed intellectual property ("IP") by entering into IP licensing agreements that generally provide licensees the right to incorporate IP components in their products, with terms and conditions that vary by licensee. Fees under these agreements may include license fees relating to the Company's IP, and royalties payable to the Company following the distribution by the licensees of products incorporating the licensed technology. At the end of each reporting period, the Company records unbilled license revenues, using prior royalty revenue data by customer to make estimates of those royalties.

Auditing management's evaluation of unbilled license revenues was challenging due to the lack of objectively verifiable evidence used in the estimation process. As a result, there is a high degree of auditor judgment involved in performing procedures on the Company's estimates.

How the Critical Audit Matter Was Addressed in the Audit

The primary procedures we performed to address this critical audit matter included assessing the accuracy of royalty estimates made in prior reporting periods as compared to the actual royalties subsequently determined for all significant licensing customers and inquiring of management as to the reasons for any significant differences between actual and estimated royalties, determining that the Company has had no significant revenue reversals as a result of these past differences, and inquiring as to the basis of the current period estimates of royalties, including the Company's considerations of the overall economic environment, past royalty experience and the specific circumstances and trends of the license customers' royalty-based business based on the Company's knowledge of and discussions with customers' representatives.

/s/ KMJ Corbin & Company LLP

We have served as the Company's auditor since 2009.

Irvine, California
February 28, 2024

NEONODE INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

		As of December 31, 2023		As of December 31, 2022
ASSETS				
Current assets:				
Cash and cash equivalents.	$	16,155	$	14,816
Accounts receivable and unbilled revenues, net		917		1,448
Inventory		610		3,827
Prepaid expenses and other current assets		938		707
Total current assets		18,620		20,798
Property and equipment, net		340		282
Operating lease right-of-use assets, net		54		118
Total assets	$	19,014	$	21,198
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	440	$	334
Accrued payroll and employee benefits		941		951
Accrued expenses		354		200
Contract liabilities		10		36
Current portion of finance lease obligations		33		95
Current portion of operating lease obligations		54		83
Total current liabilities		1,832		1,699
Finance lease obligations, net of current portion		19		46
Operating lease obligations, net of current portion		—		35
Total liabilities		1,851		1,780
Commitments and contingencies				
Stockholders' equity:				
Common stock, 25,000,000 shares authorized, with par value of $0.001; 15,359,481 and 14,455,765 shares issued and outstanding at December 31, 2023 and 2022, respectively		15		14
Additional paid-in capital		235,158		227,235
Accumulated other comprehensive loss		(396)		(340)
Accumulated deficit		(217,614)		(207,491)
Total stockholders' equity		17,163		19,418
Total liabilities and stockholders' equity	$	19,014	$	21,198

The accompanying notes are an integral part of these consolidated financial statements.

NEONODE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

| | Years Ended | |
	December 31, 2023	December 31, 2022
Revenues:		
License fees.	$ 3,803	$ 4,470
Products.	620	995
Non-recurring engineering	26	205
Total revenues	4,449	5,670
Cost of revenues:		
Products.	4,168	776
Non-recurring engineering	12	28
Loss on purchase commitment	362	—
Total cost of revenues	4,542	804
Total gross (loss) margin.	(93)	4,866
Operating expenses:		
Research and development	3,833	3,963
Sales and marketing	2,455	2,034
General and administrative	4,363	4,155
Total operating expenses.	10,651	10,152
Operating loss	(10,744)	(5,286)
Other income:		
Interest income, net.	730	100
Other income.	6	21
Total other income	736	121
Loss before provision for income taxes	(10,008)	(5,165)
Provision for income taxes	115	118
Net loss including noncontrolling interests.	(10,123)	(5,283)
Less: net loss attributable to noncontrolling interests.	—	400
Net loss attributable to Neonode Inc.	(10,123)	(4,883)
Loss per common share:		
Basic and diluted loss per share	$ (0.66)	$ (0.36)
Basic and diluted – weighted average number of common shares outstanding . .	15,322	13,632

The accompanying notes are an integral part of these consolidated financial statements.

NEONODE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Years Ended	
	December 31, 2023	December 31, 2022
Net loss including noncontrolling interests.	$ (10,123)	$ (5,283)
Other comprehensive income:		
Foreign currency translation adjustments	(56)	68
Other comprehensive loss	(10,179)	(5,215)
Less: comprehensive loss attributable to noncontrolling interests	—	400
Comprehensive loss attributable to Neonode Inc..	$ (10,179)	$ (4,815)

The accompanying notes are an integral part of these consolidated financial statements.

NEONODE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock Shares Issued	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Neonode Inc. Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
Balances, January 31, 2022	13,576	14	226,880	(408)	(202,608)	23,878	(4,041)	19,837
Issuance of shares for cash, net of offering costs	886	—	4,686	—	—	4,686	—	4,686
Stock-based compensation . .	4	—	122	—	—	122	—	122
Repurchase and retirement of stock	(10)	—	(12)	—	—	(12)	—	(12)
Acquisition of remaining shares Pronode	—	—	(4,441)	—	—	(4,441)	4,441	—
Foreign currency translation adjustment.	—	—	—	68	—	68	—	68
Net loss	—	—	—	—	(4,883)	(4,883)	(400)	(5,283)
Balances, December 31, 2022	**14,456**	**$ 14**	**$ 227,235**	**$ (340)**	**$ (207,491)**	**$ 19,418**	**$ —**	**$ 19,418**
Issuance of shares for cash, net of offering costs	903	1	7,865	—	—	7,866	—	7,866
Stock-based compensation . .	—	—	58	—	—	58	—	58
Foreign currency translation adjustment.	—	—	—	(56)	—	(56)	—	(56)
Net loss	—	—	—	—	(10,123)	(10,123)	—	(10,123)
Balances, December 31, 2023	**15,359**	**$ 15**	**$ 235,158**	**$ (396)**	**$ (217,614)**	**$ 17,163**	**$ —**	**$ 17,163**

The accompanying notes are an integral part of these consolidated financial statements.

NEONODE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended	
	December 31, 2023	December 31, 2022
Cash flows from operating activities:		
Net loss (including noncontrolling interests)	$ (10,123)	$ (5,283)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	58	122
Depreciation and amortization	95	120
Amortization of operating lease right-of-use assets	65	399
Inventory impairment loss	3,572	—
Recoveries of bad debt	—	(46)
Changes in operating assets and liabilities:		
Accounts receivable and unbilled revenue, net......................	539	(136)
Inventory...	(395)	(1,133)
Prepaid expenses and other current assets	(201)	37
Accounts payable, accrued payroll and employee benefits, and accrued expenses	173	(460)
Contract liabilities...	(26)	(65)
Operating lease obligations..	(65)	(363)
Net cash used in operating activities.................................	(6,308)	(6,808)
Cash flows from investing activities:		
Purchase of property and equipment	(123)	(52)
Net cash used in investing activities	(123)	(52)
Cash flow from financing activities:		
Proceeds from issuance of common stock, net of offering costs	7,866	4,686
Repurchase of common stock......................................	—	(12)
Principal payments on finance lease obligations	(89)	(165)
Net cash provided by financing activities.............................	7,777	4,509
Effect of exchange rate changes on cash and cash equivalents..............	(7)	(216)
Net increase (decrease) in cash and cash equivalents.....................	1,339	(2,567)
Cash and cash equivalents at beginning of year	14,816	17,383
Cash and cash equivalents at end of year	$ 16,155	$ 14,816
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 9	$ 9
Cash paid for income taxes.......................................	$ 115	$ 132
Supplemental disclosure of non-cash investing and financial activities:		
Right-of-use asset obtained in exchange for finance lease obligations	$ —	$ 24
Acquisition of Pronode shares	$ —	$ 4,441

The accompanying notes are an integral part of these consolidated financial statements.

1. **Nature of the Business and Operations**

   Background and Organization

   Neonode Inc. ("we", "us", "our", or the "Company") was incorporated in the State of Delaware in 1997 as the parent of Neonode AB, a company founded in February 2004 and incorporated in Sweden. We have the following wholly owned subsidiaries: Neonode Technologies AB (Sweden) (established in 2008 to develop and license touchscreen technology); Neonode Japan Inc. (Japan) (established in 2013); Neonode Korea Ltd. (South Korea) (established in 2014). Neonode Korea Ltd. is currently dormant. In 2015, we established Pronode Technologies AB, a subsidiary of Neonode Technologies AB. Since October 1, 2022, Pronode Technologies AB is a wholly owned subsidiary of Neonode Technologies AB.

   Operations

   Neonode Inc., which is collectively with its subsidiaries referred to as "Neonode" or the "Company" in this report, develops advanced optical sensing solutions for contactless touch, touch, gesture sensing, and object detection and machine perception solutions using advanced machine learning algorithms to detect and track persons and objects in video streams for cameras and other types of imagers. We market and sell our contactless touch, touch, and gesture sensing, and object detection products and solutions based on our zForce technology platform, and our scene analysis solutions based on our MultiSensing technology platform. We offer our solutions to customers in many different markets and segments including, but not limited to, office equipment, automotive, industrial automation, medical, military and avionics. With the new, sharpened strategy, announced in December 2023, we focus solely on the licensing business. This allows customers to license our unique and advanced technology to create bespoke products and solutions that bring value to end customers.

   Liquidity

   We have incurred significant operating losses and negative cash flows from operations since our inception. The Company incurred net losses of approximately $10.1 million and $4.9 million for the years ended December 31, 2023 and 2022, respectively, and had an accumulated deficit of approximately $217.6 million as of December 31, 2023. In addition, operating activities used cash of approximately $6.3 million and $6.8 million for the years ended December 31, 2023 and 2022, respectively.

   On May 10, 2021, we entered into an At Market Issuance Sales Agreement (the "Sales Agreement") with B. Riley Securities, Inc. ("B. Riley Securities") with respect to an "at the market" offering program (the "ATM Facility"), under which we may, from time to time, in our sole discretion, issue and sell through B. Riley Securities, acting as sales agent, up to $25 million of shares of our common stock.

   Pursuant to the Sales Agreement, we may sell the shares through B. Riley Securities by any method permitted that is deemed an "at the market" offering as defined in Rule 415 under the Securities Act of 1933, as amended. B. Riley Securities will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the shares from time to time, based upon instructions from us (including any price or size limits or other customary parameters or conditions we may impose). We pay B. Riley Securities a commission of 3.0% of the gross sales price per share sold under the Sales Agreement.

   We are not obligated to sell any shares under the Sales Agreement. The offering of shares pursuant to the Sales Agreement will terminate upon the earlier to occur of (i) the issuance and sale, through B. Riley Securities, of all of the shares subject to the Sales Agreement and (ii) termination of the Sales Agreement in accordance with its terms.

   During the year ended December 31, 2023, we sold an aggregate of 903,716 shares of our common stock under the ATM Facility with aggregate net proceeds to us of $7,866,000, after payment of commissions to B. Riley Securities and other expenses of $244,000.

1.   **Nature of the Business and Operations** (cont.)

During the year ended December 31, 2022, we sold an aggregate of 886,065 shares of common stock under the ATM Facility, resulting in net proceeds of approximately $4,686,000 after payment of commissions to B. Riley Securities and other expenses of $167,000.

The consolidated financial statements included herein have been prepared on a going concern basis, which contemplates continuity of operations and the realization of assets and the repayment of liabilities in the ordinary course of business. Management has evaluated the significance of the Company's operating loss and has determined that the Company's current operating plan and sources of potential capital (including the Company's at-the-market facility described above) are sufficient to alleviate concerns about the Company's ability to continue as a going concern.

In the future, we may require additional sources of capital to continue operations and to implement our strategy. If our operations do not become cash flow positive, we may be forced to seek equity investments or debt arrangements. No assurances can be given that we will be successful in obtaining such additional financing on reasonable terms, or at all. If adequate funds are not available to us on acceptable terms, or at all, we may be unable to adequately fund our business plans, which could have a negative effect on our business, results of operations and financial condition. If funds are available through the issuance of equity or debt securities, the issuance of equity securities or securities convertible into equity could dilute the value of shares of our common stock and cause the market price to fall, and the issuance of debt securities could impose restrictive covenants on us that could impair our ability to engage in certain business transactions.

We expect revenues will enable us to reduce our operating losses in coming years. In addition, we intend to continue to implement various measures to improve our operational efficiencies. No assurances can be given that management will be successful in meeting its revenue targets and reducing its operating loss.

2.   **Summary of Significant Accounting policies**

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of Neonode Inc. and its wholly owned subsidiaries, as well as well as Pronode Technologies AB, a 51% majority-owned subsidiary of Neonode Technologies AB, until September 30, 2022. On October 1, 2022, the remaining 49% of Pronode Technologies AB was acquired from 2X Communication AB, located in Gothenburg, Sweden. All inter-company accounts and transactions have been eliminated in consolidation.

Neonode consolidates entities in which it has a controlling financial interest. We consolidate subsidiaries in which we hold, directly or indirectly, more than 50% of the voting rights.

The consolidated balance sheets at December 31, 2023 and 2022 and the consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for the years ended December 31, 2023 and 2022 include our accounts and those of our wholly owned subsidiaries.

Estimates and Judgements

The preparation of financial statements in conformity with U.S. GAAP requires making estimates and judgments that affect, at the date of the financial statements, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from these estimates and judgments.

2.   Summary of Significant Accounting policies (cont.)

Significant estimates and judgments include, but are not limited to: for revenue recognition, determining the nature and timing of satisfaction of performance obligations, the standalone selling price of performance obligations, and transaction prices and assessing transfer of control; measuring variable consideration and other obligations such as product returns and refunds, and product warranties; provisions for uncollectible receivables; determining the net realizable value of inventory; recoverability of capitalized project costs and long-lived assets; for leases, determining whether a contract contains a lease, allocating consideration between lease and non-lease components, determining incremental borrowing rates, and identifying reassessment events, such as modifications; the valuation allowance related to our deferred tax assets; and the fair value of options issued as stock-based compensation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Cash Balance Risks

Cash and cash equivalents balances are maintained at various banks in the United States, Japan, Taiwan and Sweden. For deposits held with financial institutions in the United States, the U.S. Federal Deposit Insurance Corporation provides basic deposit coverage with limits up to $250,000 per owner. The Swedish government provides insurance coverage up to 1,050,000 Krona per customer and covers deposits in all types of accounts. For bank accounts of the category held by Neonode, the Japanese government provides full insurance coverage. The Central Deposit Insurance Corporation in Taiwan provides insurance coverage up to 3,000,000 Taiwan Dollar per customer. At times, deposits held with financial institutions may exceed the amount of insurance provided.

Accounts Receivable and Credit Losses

Accounts receivable is stated at net realizable value. We estimate and record a provision for expected credit losses related to our financial instruments, including our trade receivables. We consider historical collection rates, the current financial status of our customers, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Forward-looking information is also considered in the evaluation of current expected credit losses. However, because of the short time to the expected receipt of accounts receivable, we believe that the carrying value, net of expected losses, approximates fair value and therefore, we rely more on historical and current analysis of such financial instruments, including our trade receivables.

Further, we consider macroeconomic factors and the status of the technology industry to estimate if there are current expected credit losses within our trade receivables based on the trends and our expectation of the future status of such economic and industry-specific factors. Also, specific allowance amounts are established based on review of outstanding invoices to record the appropriate provision for customers that have a higher probability of default.

The accounts receivable balance on our consolidated balance sheet as of December 31, 2023 was $0.9 million, net of approximately $30,000 of allowances. The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected at December 31, 2023:

Balance at January 1, 2023	$	30,000
Change in expected credit losses		—
Write-offs, net of recoveries		—
Balance at December 31, 2023	$	30,000

2.   **Summary of Significant Accounting policies** (cont.)

Inventory

The Company's inventory consists primarily of components that will be used in the manufacturing of our touch sensor modules ("TSMs"). We classify inventory for reporting purposes as raw materials, work-in-process, and finished goods.

Inventory is stated at the lower of cost or net realizable value, using the first-in, first-out ("FIFO") valuation method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period.

With the new, sharpened strategy, announced in December 2023, the Company focuses solely on the licensing business. Consequently, we will phase out the TSM product business through licensing of the TSM technology to strategic partners or outsourcing. Management has decided to impair TSM related inventories which are expected to remain after production ends in 2024. The TSM inventory impairment charge was $3.6 million for the year ended December 31, 2023 and has been included as a component of cost of revenues for products.

Due to the low sell-through of our AirBar products, management has decided to fully reserve work-in-process for AirBar components, as well as AirBar related raw materials and finished goods. The AirBar inventory reserve was $0.3 million as of December 31, 2022. In 2023, management decided to scrap the fully reserved AirBar inventory.

Raw materials, work-in-process, and finished goods are as follows (in thousands):

	December 31, 2023	December 31, 2022
Raw materials	$ 319	$ 3,177
Work-in-process	192	414
Finished goods	99	236
Ending inventory	$ 610	$ 3,827

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of the assets as follows:

	Estimated useful lives
Computer equipment	3 years
Furniture and fixtures	5 years
Equipment	10 years

Depreciation of equipment purchased under a finance lease is depreciated over the term of the lease if that lease term is shorter than the estimated useful life.

Upon retirement or sale of property and equipment, cost and accumulated depreciation and amortization are removed from the accounts and any gains or losses are reflected in the condensed consolidated statement of operations. Maintenance and repairs are charged to expense as incurred.

Right-of-Use Assets

A right-of-use asset represents a lessee's right to use a leased asset for the term of the lease. Our right-of-use assets generally consist of operating leases for buildings.

2.   Summary of Significant Accounting policies (cont.)

Right-of-use assets are measured initially at the present value of the lease payments, plus any lease payments made before a lease began and any initial direct costs, such as commissions paid to obtain a lease.

Right-of-use assets are subsequently measured at the present value of the remaining lease payments, adjusted for incentives, prepaid or accrued rent, and any initial direct costs not yet expensed.

Long-lived Assets

We assess any impairment by estimating the future cash flows from the associated asset in accordance with relevant accounting guidance. If the estimated undiscounted future cash flow related to these assets decreases or the useful life is shorter than originally estimated, we may incur charges for impairment of these assets. As of December 31, 2023, we believe there was no impairment of our long-lived assets. There can be no assurance, however, that market conditions will not change or sufficient demand for our products and services will continue, which could result in impairment of long-lived assets in the future.

Foreign Currency Translation and Transaction Gains and Losses

The functional currency of our foreign subsidiaries is the applicable local currency, the Swedish Krona, the Japanese Yen, the South Korean Won and the Taiwan Dollar. The translation from Swedish Krona, Japanese Yen, South Korean Won and Taiwan Dollar to U.S. Dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income statement accounts using a weighted-average exchange rate during the period. Gains or (losses) resulting from translation are included as a separate component of accumulated other comprehensive income (loss). Foreign currency translation gains (losses) were $(56,000) and $68,000 during the years ended December 31, 2023 and 2022, respectively. Gains or (losses) resulting from foreign currency transactions are included in general and administrative expenses in the accompanying consolidated statements of operations and were $(5,000) and $35,000 during the years ended December 31, 2023 and 2022, respectively.

Concentration of Credit and Business Risks

Our customers are located in the United States, Europe, Oceania and Asia.

As of December 31, 2023, four of our customers represented approximately 76.4% of our consolidated accounts receivable and unbilled revenues.

As of December 31, 2022, five of our customers represented approximately 82.5% of our consolidated accounts receivable and unbilled revenues.

Customers who accounted for 10% or more of our revenues during the year ended December 31, 2023 are as follows.

- Hewlett-Packard Company — 22.1%

- Seiko Epson — 17.7%

- Alpine Electronics — 16.6%

Customers who accounted for 10% or more of our revenues during the year ended December 31, 2022 are as follows.

- Hewlett-Packard Company — 27.1%

- Seiko Epson — 19.4%

- LG — 12.2%

- Alpine Electronics — 10.0%

2.   Summary of Significant Accounting policies (cont.)

The Company conducts business in the United States, Europe, Oceania and Asia. As of December 31, 2023, the Company maintained approximately $16,030,000, $1,100,000, and $33,000 of its net assets in the United States, Europe, and Asia, respectively. As of December 31, 2022, the Company maintained approximately $15,535,000, $3,857,000, and $26,000 of its net assets in the United States, Europe, and Asia, respectively.

Revenue Recognition

We recognize revenue when control of products is transferred to our customers, and when services are completed and accepted by our customers; the amount of revenue we recognize reflects the consideration we expect to receive for those products or services. Our contracts with customers may include combinations of products and services (e.g., a contract that includes products and related engineering services). We structure our contracts such that distinct performance obligations, such as product sales or license fees, and related engineering services, are clearly defined in each contract.

License fees and sales of our TSMs are on a per-unit basis. Therefore, we generally satisfy performance obligations as units are shipped to our customers. Non-recurring engineering service performance obligations are satisfied as work is performed and accepted by our customers.

We recognize revenue net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities. We treat all product shipping and handling charges (regardless of when they occur) as activities to fulfill the promise to transfer goods, therefore we treat all shipping and handling charges as expenses.

License Fees

We earn revenue from licensing our internally developed intellectual property ("IP"). We enter into IP licensing agreements that generally provide licensees the right to incorporate our IP components in their products, with terms and conditions that vary by licensee. Fees under these agreements may include license fees relating to our IP, and royalties payable to us following the distribution by our licensees of products incorporating the licensed technology. The license for our IP has standalone value and can be used by the licensee without maintenance and support.

For technology license arrangements that do not require significant modification or customization of the underlying technology, we recognize technology license revenue when the license is made available to the customer and the customer has a right to use that license. At the end of each reporting period, we record unbilled license fees, using prior royalty revenue data by customer to make estimates of those royalties.

Explicit return rights are not offered to customers. There have been no returns through December 31, 2023.

Product Sales

We earn revenue from sales of TSM hardware products to our OEM, ODM and Tier 1 supplier customers, who embed our hardware into their products, and from sales of branded consumer products that incorporate our TSMs that are sold through distributors or directly to end users. These distributors are generally given business terms that allow them to return unsold inventory, receive credits for changes in selling prices, and participate in various cooperative marketing programs. Our sales agreements generally provide customers with limited rights of return and warranty provisions.

2.   Summary of Significant Accounting policies (cont.)

Because we generally use distributors to provide TSMs to our customers, we must analyze the terms of our distributor agreements to determine when control passes from us to our distributors. For sales of TSMs sold through distributors, we recognize revenues when our distributors obtain control over our products. Control passes to our distributors when we have a present right to payment for products sold to the distributors, the distributors have legal title to and physical possession of products purchased from us, and the distributors have significant risks and rewards of ownership of products purchased.

Distributors participate in various cooperative marketing and other incentive programs, and we maintain estimated accruals and allowances for these programs. If actual credits received by distributors under these programs were to deviate significantly from our estimates, which are based on historical experience, our revenue could be adversely affected.

Under U.S. GAAP, companies may make reasonable aggregations and approximations of returns data to accurately estimate returns. Our TSM returns and warranty experience to date has enabled us to make reasonable returns estimates, which are supported by the fact that our product sales involve homogenous transactions. The reserve for future sales returns is recorded as a reduction of our accounts receivable and revenue and was $8,000 and $9,000 as of December 31, 2023 and 2022, respectively. The warranty reserve is recorded as an accrued expense and cost of sales and was $30,000 and $49,000 as of December 31, 2023 and 2022, respectively. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenue could be adversely affected.

Non-Recurring Engineering

For technology license or TSM contracts that require modification or customization of the underlying technology to adapt the technology to customer use, we determine whether the technology license or TSM, and required engineering consulting services represent separate performance obligations. We perform our analysis on a contract-by-contract basis. If there are separate performance obligations, we determine the standalone selling price ("SSP") of each separate performance obligation to properly recognize revenue as each performance obligation is satisfied. We provide engineering consulting services to our customers under a signed Statement of Work ("SOW"). Deliverables and payment terms are specified in each SOW. We generally charge an hourly rate for engineering services, and we recognize revenue as engineering services specified in contracts are completed and accepted by our customers. Any upfront payments we receive for future non-recurring engineering services are recorded as unearned revenue until that revenue is earned.

We believe that recognizing non-recurring engineering services revenues as progress towards completion of engineering services and customer acceptance of those services occurs best reflects the economics of those transactions, because engineering services as tracked in our systems correspond directly with the value to our customers of our performance completed to date. Hours performed for each engineering project are tracked and reflect progress made on each project and are charged at a consistent hourly rate.

Revenues from non-recurring engineering contracts that are short-term in nature are recorded when those services are complete and accepted by customers.

Revenues from non-recurring engineering contracts with substantive defined deliverables for which payment terms in the SOW are commensurate with the efforts required to produce such deliverables are recognized as they are completed and accepted by customers.

Estimated losses on all SOW projects are recognized in full as soon as they become evident. During the years ended December 31, 2023 and 2022, we recorded no losses.

2.   Summary of Significant Accounting policies (cont.)

The following tables present the net revenues distribution by geographical area and market for the years ended December 31, 2023 and 2022 (dollars in thousands):

	2023		2022	
	Amount	**Percentage**	**Amount**	**Percentage**
North America				
Net revenues from consumer electronics . .	$ 1,455	90.9%	$ 1,812	98.5%
Net revenues from distributors and other . .	145	9.1%	27	1.5%
	$ 1,600	100.0%	$ 1,839	100.0%
Asia Pacific				
Net revenues from automotive	$ 1,199	57.1%	$ 1,295	46.9%
Net revenues from consumer electronics . .	796	37.9%	1,127	40.8%
Net revenues from distributors and other . .	105	5.0%	341	12.3%
	$ 2,100	100.0%	$ 2,763	100.0%
Europe, Middle East and Africa				
Net revenues from automotive	$ 379	50.6%	$ 493	46.1%
Net revenues from medical	221	29.5%	398	37.3%
Net revenues from distributors and other . .	149	19.9%	177	16.6%
	$ 749	100.0%	$ 1,068	100.0%

Significant Judgments

Our contracts with customers may include promises to transfer multiple products and services to a customer, particularly when one of our customers contracts with us for a product and related engineering services fees for customizing that product for our customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately may require significant judgment. Judgment may also be required to determine the SSP for each distinct performance obligation identified, although we generally structure our contracts such that performance obligations and pricing for each performance obligation are specifically addressed. We currently have no outstanding contracts with multiple performance obligations; however, we recently negotiated a contract that may include multiple performance obligations in the future.

Judgment is also required to determine when control of products passes from us to our distributors, as well as the amounts of product that may be returned to us. Our products are sold with a right of return, and we may provide other credits or incentives to our customers, which could result in variability when determining the amount of revenue to recognize. At the end of each reporting period, we use product returns history and additional information that becomes available to estimate returns and credits. We do not recognize revenue if it is probable that a significant reversal of any incremental revenue would occur.

Finally, judgment is required to determine the amount of unbilled license fees at the end of each reporting period.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. We record a receivable when we have an unconditional right to receive future payments from customers, and we record unearned deferred revenue when we receive prepayments or upfront payments for goods or services from our customers.

2.   Summary of Significant Accounting policies (cont.)

The following table presents our accounts receivable and unbilled revenues, and deferred revenues as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Accounts receivable and unbilled revenues	$ 917	$ 1,448
Contract liabilities (deferred revenues)	$ 10	$ 36

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled revenues (contract assets), and customer advances and deposits or deferred revenue (contract liabilities) on the consolidated balance sheets. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets; contract assets are generally classified as current. The Company sometimes receives advances or deposits from its customers before revenue is recognized, which are reported as contract liabilities and are generally classified as current. These assets and liabilities are reported on the consolidated balance sheets on a contract-by-contract basis at the end of each reporting period.

We do not anticipate impairment of our contract assets related to license fee revenues, given the creditworthiness of our customers whose invoices comprise the balance in that asset account. We will continue to monitor the timeliness of receipts from those customers to assess whether the contract assets have been impaired.

The allowance for credit losses reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Payment terms and conditions vary by the type of contract; however, payments generally occur 30-60 days after invoicing for license fees and sensor modules to our resellers and distributors. Where revenue recognition timing differs from invoice timing, we have determined that our contracts do not include a significant financing component. Our intent is to provide our customers with consistent invoicing terms for the convenience of our customers, not to receive financing from our customers.

Costs to Obtain Contracts

We record the incremental costs of obtaining a contract with a customer as a contract asset if we expect the benefit of those costs to cover a period greater than one year. We currently have no incremental costs that must be capitalized.

We expense as incurred costs of obtaining a contract when the amortization period of those costs would have been less than or equal to one year.

Product Warranty

The following table summarizes the activity related to the product warranty liability (in thousands):

	Years ended	
	December 31, 2023	December 31, 2022
Balance at beginning of period	$ 49	$ 36
Provisions for (adjustments to) warranty issued	(19)	13
Balance at end of period	$ 30	$ 49

The Company accrues for warranty costs as part of its cost of sales of TSMs based on estimated costs. The Company's products are generally covered by a warranty for a period of 12 months from the customer receipt of the product included as a component of accrued expenses on the consolidated balance sheet.

2.   Summary of Significant Accounting policies (cont.)

Contract Liabilities

Contract liabilities (deferred revenues) consist primarily of prepayments for license fees, and other products or services that we have been paid in advance. We earn the revenue when we transfer control of the product or service. Deferred revenues may also include upfront payments for consulting services to be performed in the future, such as non-recurring engineering services.

We defer license fees until we have met all accounting requirements for revenue recognition, which is when a license is made available to a customer and that customer has a right to use the license. Non-recurring engineering fee revenues are deferred until engineering services have been completed and accepted by our customers.

The following table presents our deferred revenues by source (in thousands):

	As of December 31,	
	2023	**2022**
Deferred revenues license fees	$ 2	$ 20
Deferred revenues products	8	9
Deferred revenues non-recurring engineering	—	7
	$ 10	$ 36

Deferred revenue not yet recognized was $10,000 as of December 31, 2023. We expect to recognize 100% of that revenue over the next twelve months. The Company recognized revenues of approximately $26,000 and $24,000, for 2023 and 2022, respectively, related to contract liabilities outstanding at the beginning of the year.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to approximately $217,000 and $158,000 for the years ended December 31, 2023 and 2022, respectively.

Research and Development

Research and development ("R&D") costs are expensed as incurred. R&D costs consist primarily of personnel related costs in addition to external consultancy costs such as testing, certifying and measurements.

Stock-Based Compensation Expense

We measure the cost of employee services received in exchange for an award of equity instruments, including share options, based on the estimated fair value of the award on the grant date, and recognize the value as compensation expense over the period the employee is required to provide services in exchange for the award, usually the vesting period.

We account for equity instruments issued to non-employees at their estimated fair value.

When determining stock-based compensation expense involving options and warrants, we determine the estimated fair value of options and warrants using the Black-Scholes option pricing model.

Noncontrolling Interests

We recognize any noncontrolling interest, also known as a minority interest, as a separate line item in stockholders' equity in the consolidated financial statements. A noncontrolling interest represents the portion of equity ownership in a less-than-wholly owned subsidiary not attributable to us. Generally, any interest that holds less than 50% of the outstanding voting shares is deemed to be a noncontrolling interest; however, there are other

2.   Summary of Significant Accounting policies (cont.)

factors, such as decision-making rights, that are considered as well. We include the amount of net income (loss) attributable to noncontrolling interests in consolidated net income (loss) on the face of the consolidated statements of operations.

The Company provides either in the consolidated statement of stockholders' equity, if presented, or in the notes to consolidated financial statements, a reconciliation at the beginning and the end of the period of the carrying amount of total equity (net assets), equity (net assets) attributable to the Company, and equity (net assets) attributable to the noncontrolling interest that separately discloses:

(1)   Net income or loss;

(2)   Transactions with owners acting in their capacity as owners, showing separately contributions from and distributions to owners; and

(3)   Each component of other comprehensive income or loss.

Income Taxes

We recognize deferred tax liabilities and assets for the expected future tax consequences of items that have been included in the consolidated financial statements or tax returns. We estimate income taxes based on rates in effect in each of the jurisdictions in which we operate. Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. Valuation allowances are recorded against net deferred tax assets when, in our opinion, realization is uncertain based on the "more likely than not" criteria of the accounting guidance.

Based on the uncertainty of future pre-tax income, we fully reserved our net deferred tax assets as of December 31, 2023 and 2022. In the event we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the deferred tax asset would increase income in the period such determination was made. The provision for income taxes represents the net change in deferred tax amounts, plus income taxes paid or payable for the current period.

We follow U.S. GAAP related accounting for uncertainty in income taxes, which provisions include a two-step approach to recognizing, de-recognizing and measuring uncertainty in income taxes. As a result, we did not recognize a liability for unrecognized tax benefits. As of December 31, 2023 and 2022, we had no unrecognized tax benefits.

Net Loss per Share

Net loss per share amounts have been computed based on the weighted average number of shares of common stock outstanding during the years ended December 31, 2023 and 2022. Net loss per share, assuming dilution amounts from common stock equivalents, is computed based on the weighted-average number of shares of common stock and potential common stock equivalents outstanding during the period. The weighted-average number of shares of common stock and potential common stock equivalents used in computing the net loss per share for years ended December 31, 2023 and 2022 exclude the potential common stock equivalents, as the effect would be anti-dilutive (see Note 14).

Other Comprehensive Income (Loss)

Our other comprehensive income (loss) includes foreign currency translation gains and losses. The cumulative amount of translation gains and losses are reflected as a separate component of stockholders' equity as accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

2.   Summary of Significant Accounting policies (cont.)

Cash Flow Information

Cash flows in foreign currencies have been converted to U.S. Dollars at an approximate weighted-average exchange rate for the respective reporting periods. The weighted-average exchange rates for the consolidated statements of operations were as follows:

	Years ended December 31,	
	2023	**2022**
Swedish Krona	10.61	10.12
Japanese Yen	140.51	131.72
South Korean Won	1,306.69	1,292.25
Taiwan Dollar	31.16	29.81

Exchange rates for the consolidated balance sheets were as follows:

	As of December 31,	
	2023	**2022**
Swedish Krona	10.07	10.43
Japanese Yen	141.03	131.12
South Korean Won	1,294.53	1,261.91
Taiwan Dollar	30.68	30.66

Fair Value of Financial Instruments

We disclose the estimated fair values for all financial instruments for which it is practicable to estimate fair value. Financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, are deemed to approximate fair value due to their short maturities.

Recent Accounting Pronouncements

In September 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments*, ("ASU 2016-13"), supplemented by subsequent accounting standards updates. The new standard requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13, as amended, is effective for fiscal years beginning after December 15, 2022. We adopted ASU 2016-13 on January 1, 2023. Based on the composition of our accounts receivable, and other financial assets, including current market conditions and historical credit loss activity, the adoption of this standard did not have a material impact on our consolidated financial statements or disclosures. Specifically, our estimate of expected credit losses as of December 31, 2023, using our expected credit loss evaluation process described above, resulted in no adjustments to the provision for credit losses and no cumulative-effect adjustment to accumulated deficit on the adoption date of the standard.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 requires, among other updates, enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker. The ASU also clarifies that entities with a single reportable segment are subject to both new and existing reporting requirements under Topic 280. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements and related disclosures.

2.   Summary of Significant Accounting policies (cont.)

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which updates several disclosures regarding the accounting for income taxes. ASU 2023-09 will become effective for public business entities for fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact ASU 2023-09 will have on our consolidated financial statements.

3.   Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	As of December 31,			
	2023		**2022**	
Prepaid insurance	$	114	$	140
Prepaid rent		108		91
VAT receivable		410		297
Other		306		179
Total prepaid expenses and other current assets	$	938	$	707

4.   Property and Equipment

Property and equipment, net consist of the following (in thousands):

	As of December 31,			
	2023		**2022**	
Computers, software, furniture and fixtures	$	1,513	$	1,336
Equipment		2,732		2,639
Less accumulated depreciation and amortization		(3,905)		(3,693)
Property and equipment, net	$	340	$	282

Depreciation and amortization expense was $0.1 million for each of the years ended December 31, 2023 and 2022.

5.   Accrued Expenses

Accrued expenses consist of the following (in thousands):

	As of December 31,			
	2023		**2022**	
Accrued returns and warranty	$	30	$	49
Accrued consulting fees and other		324		151
Total accrued expenses	$	354	$	200

6.   Fair Value Measurements

Accounting guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. The accounting guidance does not mandate any new fair value measurements and is applicable to assets and liabilities that are required to be recorded at fair value under other accounting pronouncements.

6. **Fair Value Measurements** (cont.)

The three levels of the fair value hierarchy are described as follows:

Level 1: Applies to assets or liabilities for which there are observable quoted prices in active markets for identical assets and liabilities.

Level 2: Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1.

Level 3: Applies to assets or liabilities for which inputs are unobservable, and those inputs that are significant to the measurement of the fair value of the assets or liabilities.

There were no assets or liabilities recorded at fair value on a recurring basis in 2023 and 2022.

7. **Stockholders' Equity**

Common Stock

As of December 31, 2023 and 2022, our Restated Certificate of Incorporation, as amended, authorized us to issue up to 25,000,000 shares of common stock, par value $0.001 per share.

On May 20, 2022, we issued 4,000 shares of our common stock to a director pursuant to the Neonode Inc. 2020 Stock Incentive Plan (the "2020 Plan") (see Note 8).

On September 15, 2022, we repurchased 10,252 shares of common stock from an employee who resigned during the two-year lock up period associated with such shares for $12,000, pursuant to the terms of the 2020 Long-Term Incentive Program ("2020 LTIP").

During the year ended December 31, 2022, we sold an aggregate of 886,065 shares of common stock under the ATM Facility, resulting in net proceeds of approximately $4,686,000 after payment of commissions to B. Riley Securities and other expenses of $167,000.

During the year ended December 31, 2023, we sold an aggregate of 903,716 shares of our common stock under the ATM Facility with aggregate net proceeds of $7,866,000, after payment of commissions to B. Riley Securities and other expenses of $244,000.

Preferred Stock

As of December 31, 2023 and 2022, our Restated Certificate of Incorporation, as amended, authorized us to issue up to 1,000,000 shares of preferred stock, par value $0.001 per share.

There were no transactions in our preferred stock during the years ended December 31, 2023 and 2022. No shares of preferred stock were issued and outstanding as of December 31, 2023.

Warrants

As of December 31, 2023 and 2022, the Company had no outstanding warrants to purchase common stock. During the year ended December 31, 2022, 431,368 warrants expired, and no warrants were exercised.

8. **Stock-Based Compensation**

We have adopted equity incentive plans for which stock options and restricted stock awards are available for grants to employees, consultants and directors. Except for certain options granted to certain Swedish employees, all employee, consultant and director stock options granted under our stock option plans have an exercise price equal to the market value of the underlying common stock on the grant date. There are no vesting provisions tied to performance conditions for any options. Vesting for all outstanding option grants is based solely on continued service as an employee, consultant or director. All of our outstanding stock options and restricted stock awards are classified as equity instruments.

8.   Stock-Based Compensation (cont.)

Stock Options and Long-Term Incentive Plan

During the year ended December 31, 2020, our stockholders approved the 2020 Plan which replaced our 2015 Stock Incentive Plan (the "2015 Plan"), which in turn replaced our Neonode Inc. 2006 Equity Incentive Plan (the "2006 Plan"). Although no new awards may be made under the 2006 Plan or 2015 Plan, the 2015 Plan is still operative for awards previously granted under such plan. There are no awards outstanding under the 2006 Plan. Under the 2020 Plan, 750,000 shares of common stock have been reserved for awards, including nonqualified stock option grants and restricted stock grants to officers, employees, non-employee directors and consultants. The terms of the awards granted under the 2020 Plan are set by our compensation committee at its discretion.

In 2020, we established the 2020 LTIP to provide eligible persons with the opportunity to acquire an equity interest, or otherwise increase their equity interest, in the Company as an incentive for them to remain in the service of the Company. Through the 2020 LTIP, eligible employees of Neonode may waive between 50% to 67% of future unearned bonuses that may be awarded to them under the Company's annual bonus arrangement in exchange for the grant of shares of the Company's common stock.

On December 29, 2020, we issued 37,288 shares of common stock to key employees pursuant to the 2020 LTIP. The shares were immediately vested but subject to a two-year lock-up period after issuance. In the event the participant's employment with Neonode is terminated by the participant during the two-year lock-up period, the Company will repurchase the shares at a price equal to 30% of the lower of market value at issuance and termination date. Neonode has reported and paid Swedish social charges of $75,000 for the issued shares but only 30% of the stock-based compensation (totaling $77,000) was recognized immediately in the consolidated statement of operations for the year ended December 31, 2020, with the remainder to be recognized ratably over the two-year lock-up period.

On August 12, 2021, we issued 12,830 shares of common stock to a key employee pursuant to the 2020 LTIP. The shares were immediately vested but subject to a two-year lock-up period after issuance. In the event the participant's employment with the Company is terminated by the participant during the two-year lock-up period, the Company will repurchase the shares at a price equal to 30% of the lower of market value at issuance and the termination date. The Company has reported and paid Swedish social charges of $21,000 for the issued shares but only 30% of the stock-based compensation (totaling $25,000) was recognized immediately in the consolidated statements of operations for the year ended December 31, 2021, with the remainder to be recognized ratably over the two-year lock-up period.

On December 29, 2021, we issued 14,735 shares of common stock to key employees pursuant to the 2020 LTIP. The shares were immediately vested but subject to a two-year lock-up period after issuance. In the event the participant's employment with Neonode is terminated by the participant during the two-year lock-up period, the Company will repurchase the shares at a price equal to 30% of the lower of market value at issuance and termination date. Neonode has reported and paid Swedish social charges of $46,000 for the issued shares but only 30% of the stock-based compensation (totaling $38,000) was recognized immediately in the consolidated statements of operations for the year ended December 31, 2021, with the remainder to be recognized ratably over the two-year lock-up period.

On May 20, 2022, we issued 4,000 shares of common stock to a director pursuant to the 2020 Plan. The shares were immediately vested but subject to a two-year lock-up period after issuance. In the event the participant's employment with the Company is terminated by the participant during the two-year lock-up period, the Company will repurchase the shares at a price equal to 30% of the lower of market value at issuance and the termination date. The Company has reported and paid Swedish social charges of $5,000 for the issued shares but only 30% of the stock-based compensation (totaling $5,000) was recognized immediately in the consolidated statements of operations for the year ended December 31, 2022, with the remainder to be recognized ratably over the two-year lock-up period.

8. **Stock-Based Compensation** (cont.)

On September 15, 2022, we repurchased 10,252 shares of common stock from an employee who resigned during the two-year lock up period associated with such shares for $12,000, pursuant to the terms of the 2020 LTIP.

During the years ended December 31, 2023 and 2022, we recognized $58,000 and $122,000, respectively, of stock-based compensation for the amortization of the LTIP over the respective lock-up periods.

The following table summarizes information with respect to all options to purchase shares of common stock outstanding under the 2006 Plan, the 2015 Plan and the 2020 Plan at December 31, 2023:

A summary of the combined activity under all of the stock option plans is set forth below:

| | Options Outstanding | | | |
	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Options outstanding – January 1, 2022. . . .	9,500	$ 26.19	0.54	$ —
Options granted.	—	—		—
Options exercised	—	—		—
Options cancelled or expired.	(7,000)	30.40		—
Options outstanding – December 31, 2022.	2,500	$ 14.40	0.59	—
Options granted.	—	—		—
Options exercised	—	—		—
Options cancelled or expired.	(2,500)	14.40		—
Options outstanding and vested – December 31, 2023.	—	$ —	—	$ —

No stock options were granted during the years ended December 31, 2023 and 2022.

During the years ended December 31, 2023 and 2022, we recorded no stock-based compensation expense related to the vesting of stock options. The estimated fair value of the stock options will be calculated using the Black-Scholes option pricing model as of the grant date of the stock option.

Stock options granted under the 2006, 2015 and 2020 Plans are exercisable over a maximum term of 10 years from the date of grant, vest in various installments over a one to four-year period and have exercise prices reflecting the market value of the shares of common stock on the date of grant.

Stock-Based Compensation

The stock-based compensation expense for the years ended December 31, 2023 and 2022 reflects the estimated fair value of the vested portion of common stock granted to directors and employees (in thousands):

| | Years ended December 31, | |
	2023	2022
Sales and marketing	$ 8	$ 8
General and administrative	50	114
Stock-based compensation expense	$ 58	$ 122

There is no remaining unrecognized compensation expense related to stock options as of December 31, 2023. Unrecognized compensation expense related to the 2020 Plan as of December 31, 2023 was $2,000, which will be recognized during 2024.

9.   Commitments and Contingencies

Legal

The Company is subject to legal proceedings and claims that may arise in the ordinary course of business. The Company is not aware of any pending or threatened litigation matters at this time that would have a material impact on the operations of the Company.

Indemnities and Guarantees

Our bylaws require that we indemnify each of our executive officers and directors for certain events or occurrences arising because of the officer or director serving in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. However, we have a directors' and officers' liability insurance policy that should enable us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal and we have no liabilities recorded for these agreements as of December 31, 2023 and 2022.

We enter into indemnification provisions under our agreements with other companies in the ordinary course of business, typically with business partners, contractors, customers and landlords. Under these provisions we generally indemnify and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of our activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by us regarding intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments we could be required to make under these indemnification provisions is unlimited. We have not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, we have no liabilities recorded for these indemnification provisions as of December 31, 2023 and 2022.

Patent Assignment

On May 6, 2019, the Company assigned a portfolio of patents to Aequitas Technologies LLC ("Aequitas"), an unrelated third party. The assignment provides the Company the right to share the potential net proceeds to Aequitas generated from possible licensing and monetization program that Aequitas may enter into. Under the terms of the assignment, net proceeds means gross proceeds less out of pocket expenses and legal fees paid by Aequitas. The Company's share would also be net of the Company's own fees and expenses, including a brokerage fee payable by the Company in connection with the original assignment to Aequitas.

On June 8, 2020, Neonode Smartphone LLC, an unrelated third party that is a subsidiary of Aequitas ("Aequitas Sub"), filed complaints against Apple and Samsung in the Western District of Texas for infringing two patents. The case against Apple was subsequently transferred to the Northern District of California. In December 2022, the Patent Trial and Appeal Board invalidated one of the two patents, which Aequitas Sub is appealing. On August 2, 2023, the United States District Court for the Western District of Texas entered judgment in favor of Samsung. Aequitas Sub has filed an appeal to change this decision to the Federal Circuit. The case against Apple is still pending in the United States District Court for the Northern District of California.

Non-Recurring Engineering Development Costs

On April 25, 2013, we entered into an Analog Device Development Agreement with an effective date of December 6, 2012 (the "NN1002 Agreement") with Texas Instruments ("TI") pursuant to which TI agreed to integrate our intellectual property into an Application Specific Integrated Circuit ("ASIC"). Under the terms of the NN1002 Agreement, we agreed to pay TI $500,000 of non-recurring engineering costs at the rate of $0.25 per ASIC for each of the first 2,000,000 ASICs sold. As of December 31, 2023, we had made no payments to TI under the NN1002 Agreement.

10. **Leases**

We have operating leases for our corporate offices and our manufacturing facility, and finance leases for equipment. Our leases have remaining lease terms of nine months to two years, and includes an option to annually extend. These operating leases also include options to terminate the leases within one year. Future renewal options that are not likely to be executed as of the consolidated balance sheet date are excluded from right-of-use assets and related lease liabilities.

Our operating leases represent building leases for our Stockholm corporate offices and our Kungsbacka manufacturing facility. Our Stockholm corporate office lease has a remaining lease term of under one year and both of our leases are automatically renewed at a cost increase of 2% on an annual basis, unless we provide written notice nine months prior to the respective expiration dates.

We report operating lease right-of-use assets, as well as current and noncurrent operating lease obligations on our consolidated balance sheets for the right to use those buildings in our business. Our finance leases represent manufacturing equipment; we report the manufacturing equipment, as well as current and noncurrent finance lease obligations on our consolidated balance sheets for our manufacturing equipment.

Generally, interest rates are stated in our leases for equipment. When no interest rate is stated in a lease, however, we review the interest rates implicit in our recent finance leases to estimate our incremental borrowing rate. We determine the rate implicit in a lease by using the most recent finance lease rate, or other method we think most closely represents our incremental borrowing rate.

The components of lease expense were as follows (in thousands):

| | Years ended December 31, | |
	2023	2022
Operating lease cost[1]	$ 528	$ 596
Finance lease cost:		
Amortization of leased assets	$ 39	$ 66
Interest on lease liabilities	7	8
Total finance lease cost	$ 46	$ 74

(1) Includes short term lease costs of $458,000 and $180,000 for the years ended December 31, 2023 and 2022, respectively.

Supplemental cash flow information related to leases was as follows (in thousands):

| | Years ended December 31, | |
	2023	2022
Cash paid for amounts included in leases:		
Operating cash flows from operating leases	$ (65)	$ (399)
Operating cash flows from finance leases	(7)	(8)
Financing cash flows from finance leases	(89)	(165)
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	—	—
Finance leases	—	24

10.   Leases (cont.)

Supplemental consolidated balance sheet information related to leases was as follows (in thousands):

	As of December 31,			
	2023		**2022**	
Operating leases				
Operating lease right-of-use assets, net	$	54	$	118
Current portion of operating lease obligations	$	54	$	83
Operating lease liabilities, net of current portion		—		35
Total operating lease liabilities	$	54	$	118
Finance leases				
Property and equipment, at cost	$	2,714	$	2,622
Accumulated depreciation		(2,523)		(2,418)
Property and equipment, net	$	191	$	204
Current portion of finance lease obligations	$	33	$	95
Finance lease liabilities, net of current portion		19		46
Total finance lease liabilities	$	52	$	141

	Years ended December 31,	
	2023	**2022**
Weighted-Average Remaining Lease Term		
Operating leases	0.8 years	1.8 years
Finance leases	1.3 years	1.5 years
Weighted-Average Discount Rate		
Operating leases[2]	5.0%	5.0%
Finance leases	2.6%	2.5%

(2)   Upon adoption of the new lease standard, discount rates used for existing leases were established at January 1, 2019.

A summary of future minimum payments under non-cancellable operating lease commitments as of December 31, 2023 is as follows (in thousands):

Years ending December 31,	Total	
2024	$	55
Total minimum payments required:		55
Less imputed interest		(1)
Total lease liabilities		54
Less current portion		(54)
	$	—

10. **Leases** (cont.)

The following is a schedule of minimum future rentals on the non-cancelable finance leases as of December 31, 2023 (in thousands):

Year ending December 31,		Total
2024.	$	34
2025.		20
Total minimum payments required:		54
Less amount representing interest:		(2)
Present value of net minimum lease payments:		52
Less current portion		(33)
	$	19

11. **Segment Information**

We have one reportable segment, which is comprised of the touch technology licensing and products business. We report revenues from external customers based on the country where the customer is located.

The following table presents net revenues by geographic area for the years ended December 31, 2023 and 2022 (dollars in thousands):

	2023		2022	
	Amount	Percentage	Amount	Percentage
United States.	$ 1,599	35.8%	$ 1,839	32.5%
Japan	1,489	33.5%	1,742	30.7%
South Korea.	501	11.3%	861	15.2%
Germany	401	9.0%	298	5.3%
Switzerland	221	5.0%	398	7.0%
China.	79	1.8%	130	2.3%
France	68	1.5%	193	3.4%
Sweden	52	1.2%	155	2.7%
Other	39	0.9%	54	0.9%
Total	$ 4,449	100.0%	$ 5,670	100.0%

12. **Income Taxes**

Loss before provision for income taxes was distributed geographically for the years ended December 31, 2023 and 2022 as follows (in thousands):

	2023	2022
Domestic	$ (5,221)	$ (4,453)
Foreign	(4,787)	(712)
Total	$ (10,008)	$ (5,165)

12.   Income Taxes (cont.)

The provision (benefit) for income taxes is as follows for the years ended December 31, 2023 and 2022 (in thousands):

	2023	2022
Current		
Federal.	$ —	$ —
State.	—	—
Foreign	115	118
Total current expense	115	118
Deferred		
Federal.	(1,054)	(186)
State.	—	(3)
Foreign	(2,094)	(3,517)
Change in valuation allowance	3,148	3,706
Total deferred expense	—	—
Total provision for income taxes	$ 115	$ 118

The differences between our effective income tax rate and the U.S. federal statutory federal income tax rate for the years ended December 31, 2023 and 2022, are as follows:

	2023	2022
Amounts at statutory tax rates	21%	21%
Foreign losses taxed at different rates	(10)%	(1)%
Stock-based compensation	—%	(1)%
GILTI inclusion.	—%	(16)%
Other	(2)%	(2)%
Total	9%	1%
Valuation allowance	(10)%	(3)%
Effective tax rate	(1)%	(2)%

Significant components of the deferred tax asset balances at December 31, 2023 and 2022 are as follows (in thousands):

	2023	2022
Deferred tax assets:		
Accruals	$ 3	$ (13)
Stock compensation	—	4
Net operating losses	28,744	25,608
Total deferred tax assets	28,747	25,599
Valuation allowance	(28,747)	(25,599)
Total net deferred tax assets	$ —	$ —

Valuation allowances are recorded to offset certain deferred tax assets due to management's uncertainty of realizing the benefits of these items. Management applies a full valuation allowance for the accumulated losses of Neonode Inc., and its subsidiaries, since it is not determinable using the "more likely than not" criteria that there will be any future benefit of our deferred tax assets. This is mainly due to our history of operating losses. As of December 31, 2023, we had federal, state and foreign net operating losses of $80.8 million, $20.1 million and $50.0 million, respectively. The federal loss carryforward begins to expire in 2028, and the California loss carryforward begins to expire in 2030. The foreign loss carryforward, which is generated in Sweden, does not expire.

12.   Income Taxes (cont.)

Utilization of the net operating loss and tax credit carryforwards is subject to an annual limitation due to the ownership percentage change limitations provided by Section 382 of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of the net operating losses and tax credit carryforwards before utilization. As of December 31, 2023, we had not completed the determination of the amount to be limited under the provision.

We follow the provisions of accounting guidance which includes a two-step approach to recognizing, derecognizing and measuring uncertain tax positions. There were no unrecognized tax benefits for the years ended December 31, 2023 and 2022.

We follow the policy to classify accrued interest and penalties as part of the accrued tax liability in the provision for income taxes. For the years ended December 31, 2023 and 2022 we did not recognize any interest or penalties related to unrecognized tax benefits.

As of December 31, 2023, we had no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations.

We file income tax returns in the U.S. federal jurisdiction, California, Sweden, and Japan. The 2008 through 2022 tax years are open and may be subject to potential examination in one or more jurisdictions. We are not currently under any federal, state or foreign income tax examinations.

13.   Employee Benefit Plans

We participate in a number of individual defined contribution pension plans for our employees in Sweden. We contribute between 4.5% and 30% of the employee's annual salary to these pension plans depending on age and salary level. Contributions relating to these defined contribution plans for the years ended December 31, 2023 and 2022 were $510,000 and $546,000, respectively. We match U.S. employee contributions to a 401(K) retirement plan up to a maximum of six percent (6%) of an employee's annual salary. Contributions relating to the matching 401(K) contributions for the years ended December 31, 2023 and 2022 were $6,000 and $6,000, respectively. In Taiwan, we contribute six percent (6%) of the employee's annual salary to a pension fund which agrees with Taiwan's Labor Pension Act. Contributions relating to the Taiwanese pension fund for the years ended December 31, 2023 and 2022 were $3,000 and $4,000, respectively.

14.   Net Loss Per Share

Basic net loss per common share for the years ended December 31, 2023 and 2022 was computed by dividing the net loss attributable to common shareholders of Neonode Inc. for the relevant period by the weighted average number of shares of common stock outstanding during the year. Diluted loss per common share is computed by dividing net loss attributable to common shareholders of Neonode Inc. for the relevant period by the weighted average number of shares of common stock and common stock equivalents outstanding during the year.

The Company had no potential common stock equivalents as of December 31, 2023 or 2022.

	Years ended December 31,	
(In thousands, except per share amounts)	2023	2022
BASIC AND DILUTED		
Weighted average number of common shares outstanding.	15,322	13,632
Net loss attributable to Neonode Inc.	$ (10,123)	$ (4,883)
Net loss per share – basic and diluted.	$ (0.66)	$ (0.36)

15.   Subsequent Events

No subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes thereto.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision of and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are designed at a reasonable assurance level and are effective as of December 31, 2023 to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making their assessment, our management used criteria established in the framework on *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon that assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

This report does not include an attestation report of our independent registered public accounting firm regarding our internal control over financial reporting in accordance with applicable SEC rules that permit us to provide only management´s report in this report.

ITEM 9B. OTHER INFORMATION

None

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item will be included in our definitive proxy statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in our definitive proxy statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in our definitive proxy statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in our definitive proxy statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be included in our definitive proxy statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Financial Statements

The consolidated financial statements of the registrant are listed in the index to the consolidated financial statements and filed under Item 8 of this Annual Report.

Financial Statement Schedules

Not Applicable.

Exhibits

Number	Description
3.1	Restated Certificate of Incorporation of Neonode Inc., (*incorporated by reference to Exhibit 3.1 of the registrant's current report on Form 8-K filed on December 11, 2020*)
3.2	Amended and Restated Bylaws (*incorporated by reference to Exhibit 3.1 of the registrant's current report on Form 8-K filed on March 10, 2023*)
4.1	Description of registrant's Common Stock (*incorporated by reference to Exhibit 4.1 to the registrant's Form S-3 (No. 333-255964), filed on May 10, 2021*)
10.1	Assignment Agreement with Aequitas Technologies LLC, dated May 6, 2019 (*incorporated by reference to Exhibit 10.1 of the registrant's current report on Form 8-K filed May 8, 2019*)
10.2	Form of Purchase Warrant (*incorporated by reference to Exhibit 4.1 of the registrant's current report on Form 8-K filed on August 16, 2016*)
10.3	Form of Warrant, dated as of August 8, 2017 (*incorporated by reference to Exhibit 4.1 of the registrant's current report on Form 8-K, filed on August 8, 2017*)
10.4	Employment Agreement of Urban Forssell, dated October 20, 2019 (*incorporated by reference to Exhibit 10.4 of the registrant's annual report on Form 10-K filed on March 10, 2021*)+
10.5	Employment Agreement of Fredrik Nihlén, dated March 30, 2021 (*incorporated by reference to Exhibit 10.1 of the registrant's current report on Form 8-K, filed on March 31, 2021*)+
10.6	Neonode Inc. 2015 Stock Incentive Plan (*incorporated by reference to Exhibit 10.4 of the registrant's annual report on Form 10-K filed on March 11, 2016*)
10.7	Form of Notice of Grant of Stock Option used in connection with the 2015 Stock Incentive Plan (*incorporated by reference to Exhibit 10.5 of the registrant's annual report on Form 10-K filed on March 11, 2016*)
10.8	Form of Notice of Grant of Restricted Stock used in connection with the 2015 Stock Incentive Plan (*incorporated by reference to Exhibit 10.6 of the registrant's annual report on Form 10-K filed on March 11, 2016*)
10.9	Form of Notice of Grant of Restricted Stock Units used in connection with the 2015 Stock Incentive Plan (*incorporated by reference to Exhibit 10.7 of the registrant's annual report on Form 10-K filed on March 11, 2016*)
10.10	Form of Notice of Grant of Stock Option to Swedish residents used in connection with the 2015 Stock Incentive Plan (*incorporated by reference to Exhibit 10.8 of the registrant's annual report on Form 10-K filed on March 11, 2016*)
10.11	Neonode Inc. 2020 Stock Incentive Plan (*incorporated by reference to Exhibit 99.1 to the registration statement on Form S-8 (No. 333-249806) filed on November 2, 2020*).
10.12	Placement Agency Agreement, dated October 21, 2021, by and among the registrant and Pareto Securities Inc. and Pareto Securities AB (*incorporated by reference to Exhibit 10.1 of the registrant's current report on Form 8-K filed on October 21, 2021*).
21	Subsidiaries of the registrant
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act Of 2002
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act Of 2002

Number	Description
32	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+   Management contract or compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


NEONODE INC.
(Registrant)


Date: February 28, 2024   By: /s/ Fredrik Nihlén

                              Fredrik Nihlén
                              Chief Financial Officer

Pursuant to the requirements for the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacity and dates indicated.

Name	Title	Date
/s/ Urban Forssell Urban Forssell	President and Chief Executive Officer *(Principal Executive Officer)*	February 28, 2024
/s/ Fredrik Nihlén Fredrik Nihlén	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 28, 2024
/s/ Ulf Rosberg Ulf Rosberg	Chairman of the Board of Directors	February 28, 2024
/s/ Per Löfgren Per Löfgren	Director	February 28, 2024
/s/ Peter Lindell Peter Lindell	Director	February 28, 2024
/s/ Cecilia Edström Cecilia Edström	Director	February 28, 2024

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